Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

by and among

Endo Somar Holdings B.V.,

Endo Luxembourg Finance Company I S.A.R.L.,

Endo Global Finance LLC, and

Endo Luxembourg Finance Company II S.A.R.L.,

as Sellers,

and

AI Global Investments (Netherlands) PCC Limited,
acting for and on behalf of the Soar Cell,

as Purchaser

dated June 30, 2017

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (the “Agreement”) is entered into on June 30, 2017 by and among:

(I)	Endo Somar Holdings B.V. (“Endo Holdings”), a company duly organized and validly existing under the laws of the Netherlands;

(II)	Endo Luxembourg Finance Company I S.A.R.L. (“Endo Lux”), a company duly organized and validly existing under the laws of Luxembourg;

(III)	Endo Global Finance LLC (“Endo Global”), a limited liability company duly organized and validly existing under the laws of Delaware;

(IV)
Endo Luxembourg Finance Company II S.A.R.L. (“Endo Lux II”), a company duly organized and validly existing under the laws of Luxembourg (and together with Endo Holdings, Endo Lux and Endo Global, the “Sellers”, and each a “Seller”);

(V)
AI Global Investments (Netherlands) PCC Limited, a protected cell company limited by shares duly organized and validly existing under the laws of the Island of Guernsey (the “PCC”), acting for and on behalf of the Soar Cell (the “Soar Cell”) (and together with any of its permitted assigns under Section 12.12, the “Purchasers”, and each a “Purchaser”); and

(VI)	Grupo Farmacéutico Somar, S.A.P.I. de C.V. (the “Company”), a corporation duly organized and validly existing under the laws of Mexico.

This Agreement is subject to the following Recitals and Clauses:

RECITALS

WHEREAS, Sellers own (i) all of the issued and outstanding shares representative of the capital stock of the Company and all of the issued and outstanding shares representative of the capital stock of the Company Subsidiaries that are not currently owned by the Company (collectively, the “Shares”) and, (ii) indirectly, all of the issued and outstanding shares representative of the capital stock of the Company Subsidiaries that are currently owned by the Company (together with the Shares, the “Equity Securities”).

WHEREAS, subject to the terms and conditions set forth in this Agreement, (i) the Sellers wish to sell to the Purchasers, and the Purchasers wish to purchase and acquire from the Sellers all of the Shares, and (ii) Endo Lux II wishes to sell and assign to the Purchasers, and the Purchasers wish to purchase and assume all the rights and obligations of Endo Lux II, as of the Closing Date, derived from the loan agreement entered into between Endo Lux II and Serral, S.A. de C.V. on January 20, 2016, in terms of which Endo Lux II made available to Serral, S.A. de C.V. a loan in an amount of MXN$514,996,800.00 (five hundred and fourteen million nine hundred and ninety six thousand eight hundred Pesos 00/100), as amended prior to the Closing Date (the “Purchased Debt”).

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and the intent of the parties to be legally bound, the parties hereto agree as follows:

CLAUSES

ARTICLE I
DEFINITIONS

SECTION 1.1. Definitions.

Unless otherwise provided for in this Agreement, capitalized terms used in this Agreement but not defined herein shall have the meanings given to them on the Exhibit “A” hereto.

ARTICLE II
PURCHASE OF SHARES; CLOSING

SECTION 2.1. Purchase of the Shares.

On the terms and subject to the conditions of this Agreement, at the Closing, (i) the Sellers will sell to the Purchasers, and the Purchasers will purchase from the Sellers, free and clear of any Liens, the Shares described opposite each Seller’s name on Exhibit “B” hereto, and (ii) Endo Lux II shall sell and assign to Soar Cell (or to Dutch SPV appointed by Soar Cell for such purposes), and Soar Cell (or Dutch SPV, as it may correspond) shall purchase and assume from Endo Lux II, the Purchased Debt. For the avoidance of doubt, the Sellers will not be required to sell any of the Shares unless the Purchasers concurrently acquire all of the Shares and the Purchased Debt.

SECTION 2.2. Shares Purchase Price and Purchased Debt Purchase Price.

(a)The aggregate purchase price to be paid by the Purchasers to the Sellers for the Shares (the “Shares Purchase Price”) will be equal to the Shares Closing Payment as adjusted pursuant to Section 2.5. The shares closing payment will be equal to US$124,000,000.00 (one hundred twenty four million Dollars 00/100) plus (i) Estimated Cash, minus (ii) Estimated Indebtedness, plus (iii) the amount by which Estimated Net Working Capital exceeds Reference Net Working Capital, if any, minus (iv) the amount by which the Reference Net Working Capital exceeds Estimated Net Working Capital, if any, and minus (v) the Dollar equivalent of the Purchased Debt Purchase Price, determined using the Peso-Dollar exchange rate (tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana) published by Banco de México on the Official Gazette of the Federal Government (Diario Oficinal de la Federación) on the date on which the Closing Statement is delivered (the “Shares Closing Payment”). For illustrative purposes Exhibit “C” includes an example of the calculation of the Shares Closing Payment considering the assumptions set forth therein.

No later than 12 (twelve) Business Days prior to the Closing Date Sellers shall deliver to Purchasers a written statement (the “Closing Statement”) setting forth a good faith estimate, in each case as of the Closing Date, of (i) the Cash, which shall not exceed $50,000,000.00 (fifty million Pesos 00/100) and shall not be less than $30,000,000.00 (thirty million Pesos 00/100) (the “Estimated Cash”), (ii) the Indebtedness (the “Estimated Indebtedness”) and (iii) the Net Working Capital (the “Estimated Net Working Capital”) calculations, together with reasonable details regarding the calculation of such estimates.

(b)The aggregate purchase price to be paid by Soar Cell (or Dutch SPV, as applicable) to Endo Lux II for the Purchased Debt will be an amount not to exceed MXN$515,000,000.00 (five hundred and fifteen million Pesos 00/100) (the “Purchased Debt Purchase Price”), as indicated by the Sellers to the Purchaser in writing no later than 12 (twelve) Business Days prior to the Closing Date, in the understanding that the Purchased Debt Purchase Price shall be an amount equal to the outstanding balance of the Purchased Debt at the date of estimation thereof.

(c)Purchaser and Sellers will agree and prepare an exhibit regarding the allocation of the Shares Purchase Price among the Sellers; provided, that such allocation shall be proportional and commensurate to the Shares sold by each Seller.

SECTION 2.3. Closing.

The closing (the “Closing”) of the purchase and payment for the Shares and the other transactions contemplated herein shall be held and take place at the offices of Creel, García-Cuéllar, Aiza y Enríquez, S.C., located at Paseo de los Tamarindos

60 4th Floor, Bosques de Las Lomas, Mexico City, Mexico, no later than 12 (twelve) Business Days following the satisfaction (or, to the extent permitted, waiver) of the applicable conditions set forth in Article VIII, or at such other place, time and date as shall be agreed in writing between the Purchasers and the Sellers (the “Closing Date”).

SECTION 2.4. Transactions to be Effected on the Closing Date; Payment of Shares Closing Payment and Purchased Debt Purchase Price.

(a)On the Closing Date, subject to satisfaction of the Purchasers’ joint and several payment obligation set forth in item (b) below and in addition to any conditions established in Sections 8.1 and 8.2 that may be satisfied at the Closing:

(i)    the Sellers will deliver to the Purchasers, the stock certificates representing the Shares duly endorsed in property (endoso en propiedad) in favor of the Purchasers;

(ii)    the Sellers will deliver to the Purchasers a copy of the entry of the stock registry book of the Target Companies evidencing the purchase of the Shares by the Purchasers;

(iii)    each Purchaser will deliver to the Sellers a certification evidencing receipt of the certificates representing the Shares purchased by it;

(iv)    the Sellers will deliver to the Purchasers copies of the shareholders’ meeting resolutions of each of the Target Companies, approving: (A) the resignations, effective as of the Closing Date and conditioned upon the consummation of Closing, of the directors identified in writing by the Purchaser no later than 12 (twelve) Business Days prior to the Closing Date, releasing each of them from any and all liability in which they might have incurred in connection with the lawful performance of their respective duties; (B) the revocation, effective as of the Closing Date, of the powers of attorney conferred in favor of the attorneys-in-fact identified in writing by the Purchaser no later than 12 (twelve) Business Days prior to the Closing Date, releasing each and every one of such attorneys-in-fact from any and all liability in which they might have incurred in connection with the lawful performance of their respective duties; (C) the appointment of the new members of the board of directors nominated by the Purchasers (each of which shall have previously accepted their appointment in writing), as applicable, whose names shall be notified in writing by Purchasers to Sellers prior to the Closing Date; and (D) the appointment of the attorneys-in-fact nominated by the Purchasers whose names shall be notified in writing by Purchasers to Sellers prior to the Closing Date;

(v)    the Purchasers shall deliver to Sellers a copy of the shareholders’ meeting resolutions of each of the Target Companies ratifying, on their terms, the resolutions adopted pursuant to the resolutions set forth in (iv) above; and

(vi)    Soar Cell (or Dutch SPV, as applicable) and Endo Lux II shall enter into the Assignment and Assumption Agreement in respect of the Purchased Debt.

(b)    On the Closing Date, (i) the Purchasers will pay the Shares Closing Payment, on a joint and several basis, to the Sellers, and (ii) Soar Cell (or Dutch SPV, as applicable) will pay the Purchased Debt Purchase Price to Endo Lux II, in immediately available funds, by means of electronic wire transfers to the Dollar and Pesos accounts of the Sellers notified to the Purchasers in writing at least 12 (twelve) Business Days prior to the Closing Date, respectively.

SECTION 2.5. Shares Purchase Price Adjustment; Determination of Final Shares Purchase Price.

(a)Within 90 (ninety) calendar days after the Closing, the Purchasers will prepare, and deliver to Sellers a statement (the “Purchasers Statement”) setting forth (i) a balance sheet of the Target Companies, on a consolidated basis as of the close of business immediately preceding the Closing Date, which balance sheet will be prepared in accordance with Mexican GAAP applied on a consistent basis with the Financial Statements, and (ii) a certificate setting forth the calculation of (x) Net Working Capital, (y) Cash, and (z) Indebtedness in each case as of the Closing Date. All components or elements that are in a currency other than Dollars shall be converted to Dollars using the exchange rate that the Sellers used in the Closing Statement, which shall be the Peso-Dollar exchange rate (tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana) published by Banco de México on the Official Gazette of the Federal Government (Diario Oficinal de la Federación) on the date of delivery of the Closing Statement. If Purchasers fail to timely deliver the Purchasers Statement in accordance with the foregoing, then, the Adjustment Amount shall be deemed to equal zero.

(b)Contemporaneously with the delivery of the Purchasers Statement, Purchasers shall also deliver to Sellers reasonable details regarding the calculation of such estimates. Likewise, to the extent requested by Sellers, Purchasers will make available to Sellers and their auditors and advisors all material records and work papers used by Purchasers in preparing the Purchasers Statements.

(c)Sellers shall have 45 (forty five) calendar days following receipt of the Purchasers Statement (the “Review Period”) to review such calculations. The Purchasers Statement shall become final and binding upon the parties and the determination as to Cash, Indebtedness and Net Working Capital contained in the

Purchasers Statement shall be the final and definitive determination as to the Cash, Indebtedness and Net Working Capital 5 (five) Business Days following the Review Period, unless the Sellers give written notice of their disagreement (a “Notice of Disagreement”) to the Purchasers prior to such date, which shall specify in reasonable detail the nature of any disagreement so asserted.

(d)    During the 30 (thirty) day period following the delivery of a Notice of Disagreement, the Sellers and the Purchasers shall seek in good faith to resolve in writing any differences in respect of the matters specified in the Notice of Disagreement. At the end of such 30 (thirty) day period, either the Sellers or the Purchasers may submit to Galaz, Yamazaki, Ruíz Urquiza, S.C. (member of Deloitte Touche Tohmatsu Limited) or, if such firm is unable or unwilling to act, to the internationally recognized independent public accounting firm mutually agreed by the parties (the “Accounting Firm”), for arbitration on any and all matters that remain in dispute and were included in the Notice of Disagreement. The parties will use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to it within 30 (thirty) days following submission, provided that, the failure to make a decision within that time period shall not constitute a basis or defense to the Accounting Firm’s decision for any party. In making its decision, the Accounting Firm shall be provided with and may evaluate the Notice of Disagreement, the Purchasers Statement, any briefs submitted by parties and any other documents and work papers which it may request from the parties (which the parties are required to provide). The decision of the Accounting Firm shall be final, non-appealable and binding on the parties and the determination of the Accounting Firm as to Cash, Indebtedness and Net Working Capital shall be the final and definitive determination as to the Cash, Indebtedness and Net Working Capital. The determination by the Accounting Firm shall be treated as an expert determination, rather than an arbitration, for purposes of this Agreement, and the legal and procedural requirements relating to arbitration shall not apply to such determination.

(e)The fees and expenses of the Accounting Firm shall initially be borne 50% by Purchasers and 50% by Sellers; provided, that Accounting Firm’s fees and expenses shall ultimately be borne proportionately by them, meaning that the party which calculation of the adjustment provided in this Section is closer to the determination of the Accounting Firm’s resolution will pay the lesser amount of the Accounting Firm’s fees. The fees and disbursements of the Purchasers’ independent auditors incurred in connection with their review of the Closing Statement and Notice of Disagreement, if any, shall be borne by the Purchasers, and the fees and disbursements of the Sellers’ independent auditors incurred in connection with their review of the Purchasers Statement, if any, shall be borne by the Sellers.

(f)Cash, Indebtedness and Net Working Capital are to be calculated in accordance with the Accounting Principles, whether or not doing so is in accordance with Mexican GAAP. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether such calculation was done in accordance with this Section 2.5 and the definitions thereof set forth in this Agreement, and whether there were mathematical errors in the Purchasers Statement, and the Accounting Firm is not to make any other determination, including any determination as to whether Mexican GAAP was followed for the Financial Statements or the Purchasers Statement. Any items or omissions from the Financial Statements that are based upon errors of fact or mathematical errors or that are not in accordance with Mexican GAAP shall be retained for purposes of calculating Indebtedness and Net Working Capital. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 3.7 or any other representation in this Agreement or as to compliance by the Target Companies or any Seller with any of its covenants in this Agreement (other than in this Section 2.5.).

(g)For illustrative purposes only, Exhibit “D” contains an example of a hypothetical calculation of an adjustment pursuant to this Section 2.5, subject to the assumptions contemplated therein.

(h)Within 5 (five) Business Days following the date in which (i) the Review Period has ended without the Sellers having notified the Purchasers with a Notice of Disagreement, (ii) the parties have resolved by mutual agreement the objections stated in the Notice of Disagreement, or (iii) the parties have received the final determination prepared by the Accounting Firm, then subject to Section 2.5(i) below, the Shares Purchase Price shall be adjusted as follows:

(i)
if the Adjustment Amount is a negative amount, an amount in Dollars equal to the absolute value of such amount shall be paid by Sellers to Purchasers by wire transfer of immediately available funds to an account designated by Purchasers; or

(ii)
if the Adjustment Amount is a positive amount, an amount in Dollars equal to such amount shall be paid by Purchasers to Sellers by wire transfer of immediately available funds to such account or accounts designated by Sellers.

(i)Notwithstanding the foregoing provisions of this Section 2.5, no adjustment to the Shares Purchase Price pursuant to Section 2.5(h) shall be made unless the corresponding Adjustment Amount exceeds US$25,000.00 (twenty five thousand Dollars 00/100), and if the Adjustment Amount exceeds US$25,000.00 (twenty five thousand Dollars 00/100), then the full amount of the adjustment shall be made.

ARTICLE III
REPRESENTATIONS OF THE COMPANY

The Sellers and the Company hereby represent to the Purchasers as of the date hereof and as of the Closing Date, as follows:

SECTION 3.1. Organization and Standing.

Each Target Company is duly organized and validly existing in the terms set forth in Schedule 3.1. Each of the Target Companies has full corporate power and authority to own, lease and operate their properties and carry on the Business as presently conducted. Copies of the by-laws (estatutos sociales) of each Target Company and any amendments thereof, as in effect on the date hereof, were made available to the Purchasers (through an electronic data site or a physical data room accessible by the Purchasers and their advisors) before the date of execution hereof.

SECTION 3.2. Authority; Execution.

The Company has full corporate power and authority to execute this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and performance by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation of the transactions provided for herein have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed by the Company and constitutes legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms subject to applicable concurso mercantil, bankruptcy, insolvency and other similar laws affecting enforceability of creditor’s rights generally.

SECTION 3.3. Representative’s Authority.

The representative of the Company has the necessary power and authority to execute this Agreement on its behalf, which powers and authorities have not been modified, limited or revoked in any manner as of the date hereof.

SECTION 3.4. Capital Stock of the Target Companies.

The authorized capital stock and the issued and outstanding Equity Securities of the Target Companies are set forth in Schedule 3.4. All of the Equity Securities of the Target Companies are validly issued, fully subscribed and paid for, and, except as set forth in their respective by-laws or pursuant to Applicable Law, free of any Liens (including with respect to use, voting, transfer or exercise of any attribute of ownership). There are no options, warrants, convertible securities, treasury securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized relating to the issued or unissued capital stock or ownership interests of any Target Company that provides for the issuance or selling of any shares of capital stock or ownership interests of, or options, warrants, convertible securities, subscriptions or other equity interests in, any Target Company. There are no trusts, shareholders’ agreements, investment agreements or any other agreements in effect with respect to the voting or transfer of any of the Equity Securities of the Target Companies.

SECTION 3.5. No Conflicts.

Except as set forth in Schedule 3.5, the execution by the Company of this Agreement does not, and the performance by the Company and the consummation of the transactions contemplated hereby will not (a) conflict with or violate any provision of the by-laws of the Company or of any of the Target Companies, (b) result in a breach of or constitute a default under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset owned or used by the Company or any of the Target Companies pursuant to, any note, bond, mortgage, contract, confidentiality agreement, lease, license, or other agreement to which the Company or any of the Target Companies is a party or by which any of the Company’s or any Target Company’s properties or assets are bound or affected, or (c) violate or conflict with, constitute a breach of or default under, any Applicable Law or Judgment to which the Company or any of the Target Companies is a party or by which any of its properties are bound; except, in the case items (b) and (c) above, for any conflict, violation, breach, default, termination, amendment, acceleration, cancellation, right or Lien which, individually or in the aggregate, would not materially and adversely affect the Target Companies or materially impair the Target Companies’ ability to effect the Closing. Should the parties fail to obtain the relevant waivers or consents required under the contracts listed in Schedule 3.5, neither the termination nor any other potential consequence (including penalties) under any such contracts may have a Material Adverse Effect on the Target Companies.

SECTION 3.6. Consents, Filings and Approvals.

Except as set forth in Schedule 3.6, no consent, approval, notification, authorization or order of, or declaration, filing or registration with any Governmental Authority or third party is required to be obtained or made by or with respect to each of the Target Companies or the Sellers in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for cases where the failure to obtain (or give or make, as applicable) such consent, approval, notification, authorization, order, declaration, filing or registration, individually or in the aggregate, would not have a Material Adverse Effect on the Target Companies.

SECTION 3.7. Financial Statements; Books and Records.

(a)Schedule 3.7(a) contains copies of the Financial Statements.

(b)The Financial Statements have been prepared in accordance with Applicable Law and Mexican GAAP (except in each case as described in the notes thereto) and fairly present (together with their related notes and schedules thereto) in all material respects the consolidated financial position, results and assets of the Target Companies, as of the dates thereof or for the periods covered thereby.

(c)Since December 31, 2016, there has been no material change in any of the accounting (and tax accounting) policies, practices or procedures of the Target Companies, except for any changes required under Mexican GAAP or Applicable Law.

SECTION 3.8. No Undisclosed Liabilities.

No Target Company has any undisclosed liabilities or obligations that would be required to be reflected in the Financial Statements or in its books and records under Applicable Law and Mexican GAAP and that are not reflected or provided for in the Financial Statements or its books and records, except for liabilities and obligations that have been incurred since December 31, 2016 in the ordinary course of business consistent with past practice, which individually or in the aggregate would not exceed MXN$5,000,000.00 (five million Pesos 00/100).

SECTION 3.9.Absence of Certain Changes.

Since December 31, 2016, and up to the date hereof (i) the Target Companies have caused the Business to be conducted in the ordinary course and in substantially the same manner as previously conducted, and (ii) none of the actions listed in Section 6.1 of this Agreement has been taken or has occurred.

SECTION 3.10. Title to Personal Property.

(a)The Target Companies have good and valid title to all their respective material Assets and Properties reflected in the books and records of the Target Companies as owned by them, in each case free and clear of all Liens.

(b)All material Assets and Properties used or held for use in connection with the Business (other than Real Property) are usable in the regular and ordinary course of business. Since December 31, 2016, the Target Companies have not sold, transferred or disposed of any material Assets and Properties other than in the ordinary course of business consistent with past practice.

SECTION 3.11. Real Property.

(a)    Schedule 3.11(a)(i) sets forth a list of all Real Property as of the date of this Agreement, including (i) the name of the record owner(s) of each Real Property and (ii) the location and surface area and description of each Real Property. Except as set forth in Schedule 3.11(a)(ii), the Target Companies own and have good and marketable title to the Real Property as provided for in Schedule 3.11(a)(i) and the Real Property is free and clear of all Liens.

(b)    The Target Companies have made available to applicable Governmental Authorities (including local catastro offices) as required by Applicable Law, all information required in respect of each real estate property owned by the Target Companies for Tax purposes, and all such properties are registered and are currently assessed by the appropriate Governmental Authorities (including the local catastro offices) for Tax purposes (including for purposes of the impuesto predial).

(c)    Except for ordinary wear and tear, the Real Property is in good condition. The Target Companies hold the Permits required for the Business to be conducted as presently conducted.

SECTION 3.12. Leased Property.

(a)    Schedule 3.12(a) sets forth a list, as of the date of execution of this Agreement, of all leases, subleases, gratuitous bailments (comodatos) or similar arrangements which, individually or in the aggregate, would exceed MXN$2,000,000.00 (two million Pesos 00/100) annually, and any options in respect thereof whereby any of the Target Companies lease, sublease, use or occupy any real property owned by a Person other than such Target Companies (“Leased Property”).

(b)    The Target Companies are in compliance in all material respects with their obligations under any lease or sublease agreements entered in connection with the Leased Property. Likewise, except for ordinary wear and tear, the Leased Property is in good condition.

SECTION 3.13. Environmental Matters.

(a)Except as disclosed in Schedule 3.13, (i) the Target Companies are in compliance in all material respects with Environmental Laws applicable to their assets and operations, including possessing all Permits required for its operations under Environmental Laws as such operations are currently conducted (the “Environmental Permits”); and (ii) the Target Companies have not received any written notice from any Governmental Authority or third party stating that there is a material pending or threatened Environmental Claim or Judgment against the Target Companies.

(b)The Environmental Permits are in full force and effect, and to the Knowledge of the Company there are no circumstances which would reasonably be expected to lead to the Environmental Permits to be revoked, suspended, materially modified, withdrawn or not renewed.

(c)To their Knowledge, there have been (i) no Releases of Hazardous Substances on any Real Property (including the Industrial Plants) or the indoor or outdoor environment which result in an Environmental Claim against the Target Companies, and (ii) no other actions, activities, events or conditions, in either case that have resulted in, or could reasonably be expected to give rise to, an Environmental Claim against any of the Target Companies or their officers and employees.

(d)To their Knowledge, there is no underground storage tank or underground injection well on any Real Property currently or formerly owned or leased, as the case may be, by any of the Target Companies that results in an Environmental Claim against the Target Companies. None of the Target Companies has entered into any contract that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person from or against any liabilities arising out of or related to the generation, manufacture, treatment, keeping, deposit, use, transportation or disposal of Hazardous Substances or otherwise arising out of Environmental Laws.

(e)This Section constitutes the sole and exclusive representation of the Sellers with respect to Environmental Law or any related environmental matter.

SECTION 3.14.Material Contracts.

(a)    Schedule 3.14(a) sets forth a list of the following material contracts, whether written or oral, to which any of the Target Companies is a party (including any amendments, exhibits, waivers, modifications or supplements thereto) (collectively, the “Material Contracts”):

(i)all contracts which limit or restrict any Target Company from engaging in any business in any jurisdiction or from owning, operating, or in any way participating in any business (in any capacity) in a manner that would compete with the Business;

(ii)any material distributor, dealer, manufacturer’s representative or sales representative contract;

(iii)all loan agreements, bonds, debentures, notes and similar instruments evidencing indebtedness for an individual amount in excess of an amount of MXN$5,000,000.00 (five million Pesos 00/100);

(iv)all joint venture or partnership agreements or other contracts providing for the sharing of any profits;

(v)all contracts documenting derivative or hedging transactions;

(vi)any contract relating to the acquisition by the Target Companies of any business or the equity of any other Person for which the Target Companies have any continuing obligation to make payments thereunder;

(vii)all agreements containing a “key men” or other provision requiring the continuity of one or more shareholders of any Target Company or any director, officer or employee of any Target Company;

(viii)all contracts that relate to the future disposition or acquisition of assets or properties by any Target Company in excess of MXN$2,000,000.00 (two million Pesos 00/100);

(ix)all contracts executed with any Governmental Authorities;

(x)any contract granting licenses or rights over the Target Company Intellectual Property to third parties;

(xi) all contracts that contain clauses relating to limitations on change of control, automatic renewal, non-compete, confidentiality obligations or granting powers of attorney; and

(xii)all existing contracts (other than those described in the preceding subparagraphs of this Section 3.14) involving (A) an annual commitment or annual payment to or from any Target Company of more than MXN$5,000,000.00 (five million Pesos 00/100), (B) a term of 24 (twenty four) months or more and that cannot be terminated without cause within 90 (ninety) days after giving notice of termination without resulting in any material cost or penalty to any Target Company, or (C) under which the consequences of a default or termination would have a Material Adverse Effect on the Target Companies.

(b)     Each Material Contract is in force and effect, legal, valid, binding and enforceable in accordance with its respective terms against the Target Company party to such Material Contract and to the Knowledge of the Company, against each other party to such agreements (except as such enforceability may be affected by concurso mercantil, bankruptcy or insolvency or similar proceedings). The Target

Companies have performed, in all material respects, all of the obligations required to be performed by them to date under the Material Contracts, and to the Knowledge of the Company, such other parties to any Material Contract have performed their obligations thereunder in all material respects.

SECTION 3.15. Sanitary Licenses.

(a)     Schedule 3.15(a)(i) contains a list of all Sanitary Licenses the Target Companies hold or possess, which are all the material Sanitary Licenses required to conduct the Business of the Target Companies in the ordinary course of business. Each Sanitary License listed in Schedule 3.15(a)(i) has been validly obtained by the corresponding Target Company, is legal, valid and enforceable and, to the extent applicable, subsisting. The Target Companies have not received written notice of any investigation, claim or proceeding that is ongoing or being initiated, or threatened to be initiated, by COFEPRIS or any Governmental Authority regarding a breach of a Sanitary License.

(b)     To the extent that any Sanitary License has been filed, requested and obtained by a third party, the Target Companies have a written agreement with such third party with respect thereto and such Sanitary License can be validly used by the respective Target Company to the fullest extent permitted by Applicable Law. The dossiers for obtaining the Sanitary Licenses are duly integrated with all information and documentation required under Applicable Laws.

(c)     Except as set forth in Schedule 3.15(c), there is no action or proceeding initiated by any Governmental Authority pending or, to the Knowledge of the Company, threatened, restricting the use of Sanitary Licenses by the Target Companies, seeking the cancellation or suspension of the Sanitary Licenses.

(d)     The Target Companies have completed and filed all material reports required by the Health Authority or other Governmental Authority in order to maintain the Sanitary Licenses in full force and effect.

(e)     Except as indicated in Schedule 3.15(e), the products manufactured and marketed by the Target Companies as of the date of this Agreement comply with the Applicable Laws and during the last 3 (three) years none of the Target Companies has been required by any Governmental Authority to conduct a partial or total recall of its products.

(f)     Except as set forth in Schedule 3.15(f), to the Knowledge of the Company, there exist no set of facts (i) which would require the Target Companies to recall, withdraw or suspend any product registration, product license, export license or other license, approval or consent of any Governmental Authority with respect to the Target Companies or any of the products; or (ii) which would require the Target Companies to recall, withdraw or suspend of any product from the market, the termination or suspension of any clinical testing of any product, or the change in marketing classification of any product.

(g)     To the Company’s Knowledge, there are no impediments to renew Sanitary Licenses when due.

(h)     The process to effect the transfer of the manufacturing of those products listed on Schedule 3.15(h) to the Chalco Plant has complied with all Applicable Laws; provided that the status of each such transfer as of the date hereof is described in Schedule 3.15(h). To the Knowledge of the Company, neither COFEPRIS nor any Governmental Authority has notified their intention to or threatened to (i) stop the transfer process in respect of the products listed in Schedule 3.15(h), or (ii) request any information or documentation to complete such transfers. To the extent the Target Companies comply with any requests from COFEPRIS prior to the Closing or after the Closing Date (under the direction of Purchasers), once completed, the transfer of the products listed on Schedule 3.15(h) to the Chalco Plant will comply with Applicable Laws and Sanitary Licenses in respect of the products listed in Schedule 3.15(h).

(i)     Schedule 3.15(i) accurately depicts the products under development by the Company as of the date hereof. The development stages of those products are accurate in all respects.

SECTION 3.16. Intellectual Property.

(a)Schedule 3.16(a) contains a list of all Target Company Intellectual Property as of the date of execution of this Agreement. The Target Company Intellectual Property described in Schedule 3.16(a), are all of the intellectual property rights required by the Target Companies to conduct the Business as currently conducted and in accordance with past practice.

(b)    The Target Companies own and have good and sole title to, or have licenses to, the Target Company Intellectual Property. The Target Company Intellectual Property owned by the Target Companies is free and clear of any Liens.

(c)    The Business is currently conducted in a manner that, to the Knowledge of the Company, does not violate any intellectual property right of any third party. The Sellers have not received any written notices that its use of Target Company Intellectual Property materially infringes the Intellectual Property of any third party under any Applicable Laws.

(d)    To the Knowledge of the Company, no Person has materially infringed, or is materially infringing, any Target Company Intellectual Property.

(e)    The Target Companies have not granted licenses over the Target Company Intellectual Property to third parties. Except for its own terms, none of the Target Company Intellectual Property is subject to any restrictions on its use, disclosure, ownership, encumbrance, license or transfer.

(f)    To the extent that any Target Company Intellectual Property rights have been developed or created by a third party for the Target Companies, the Target Companies have a written agreement with such third party with respect thereto and the Target Companies thereby either (i) are the sole owners of, or (ii) have obtained a license to, all of such third party’s intellectual property rights in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(g)    There are no royalties, fees or other payments payable by any Target Company to any Person by reason of the ownership, development, use, license, sale or disposition of the Target Company Intellectual Property or of any products branded under any Target Company Intellectual Property, other than those identified on Schedule 3.16(g).

(h)    All registered Target Company Intellectual Property is valid and enforceable and, as of the date hereof, none of such Target Company Intellectual Property has been rendered invalid or unenforceable in whole or part, or has been limited by any court or arbitration panel. In respect of any applications that are pending, the Target Companies have not been notified of any adverse opposition or post-grant proceedings before any Governmental Authority. All maintenance fees, issue fees and annuities, and all filings, due to any Governmental Authority in respect of any and all Target Company Intellectual Property as of the date hereof have been paid and/or filed as applicable.

(i)    The Target Companies have taken all actions necessary to maintain the confidentiality of any and all trade secrets included in the Target Company Intellectual Property. No trade secrets included in the Target Company Intellectual Property have been disclosed other than to employees, representatives, contractors, consultants and agents of the Target Companies, all of whom are bound by written confidentiality agreements. There has been no loss of, or unauthorized access, use or disclosure of any trade secrets included in the Target Company Intellectual Property. The Target Companies are in compliance in all material respects with all Applicable Laws relating to privacy and data protection with respect to the collection and use by the Target Companies of customer personal information or data gathered or stored in the operation of the Business, including personal information or data of employees and service providers, and no claims have been asserted or, to the Knowledge of Sellers, threatened against any member of the

Target Companies by any Person alleging a violation of such Person's privacy or personal information rights under any Applicable Law.

SECTION 3.17. Suppliers.

Schedule 3.17 sets forth a list of the top 30 (thirty) suppliers of the Target Companies taken as a whole, for the fiscal years ended December 31, 2015 and December 31, 2016 including (a) any amounts payable on the remainder of the contract with the supplier by the respective Target Company in favor of such suppliers as of December 31, 2016, all of which were generated in the ordinary course of business, (b) any amounts actually paid to such suppliers during fiscal years 2015 and 2016, and (c) termination date of contracts with each of the listed suppliers.

SECTION 3.18. Corporate Records.

The Corporate Records of the Target Companies are complete and correct and in accordance in all material respects with the requirements of Applicable Laws.

SECTION 3.19. Permits.

Except as set forth in Schedule 3.19, the Target Companies own or possess all Permits which are necessary under Applicable Law to enable them to carry on the Business, substantially as presently conducted, free and clear of any Liens, other than those Permits the absence of which, individually or in the aggregate, would not have a material impact on the Target Companies, and are in compliance in all material respects with all of such Permits. Since December 31, 2016, the Target Companies have not received any written notice or claim from any Governmental Authority or other Person that asserts, or raises the possibility of assertion of, any noncompliance with any Permits that would, individually or in the aggregate, result in a material negative impact on the Target Companies and, to their Knowledge, no condition or state of facts exists that would provide a basis for any such assertion.

For the avoidance of doubt, no representation is made under this Section 3.19 with respect to environmental or Sanitary Licenses’ matters, which are covered solely and exclusively by Sections 3.13 and 3.15, respectively.

SECTION 3.20. Legal Proceedings.

Except as set forth in Schedule 3.20, the Target Companies have not received written notice from any Governmental Authority or other Person of any suits, actions, claims, arbitration, notified proceedings or regulatory investigations (including with respect to Taxes and claims related to Labor Law), and that relates to or involves more than MXN$5,000,000.00 (five million Pesos 00/100), that are pending and, to the Knowledge of the Company, no such suits, actions, claims, arbitration, notified proceedings or regulatory investigations are threatened (a) against, relating to or involving the Target Companies or any properties or assets owned, leased or used by any of the Target Companies, or (b) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby.

SECTION 3.21. Tax Matters.

(a)    (i) The Target Companies have filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed on or before the date hereof in accordance with Applicable Law, (ii) all such Tax Returns are complete and accurate in all material respects, (iii) all material Taxes shown as due on such Tax Returns and all other material Taxes for which the Target Companies are liable, have been timely paid in full or will be paid in full by the due date thereof, except to the extent contested in good faith in accordance with the appropriate proceedings existing under Applicable Law, and (iv) to the Knowledge of the Company, no Liens for Taxes over any of the assets of the Target Companies have been filed, and no claims or assessments for Taxes have been asserted, by any Taxing Authority with respect to the Target Companies.

(b)    No Target Company has been informed in writing of any pending audit relating to any of the Target Companies or any Tax Return and to the Knowledge of the Company there is no ongoing material administrative or judicial proceeding, or deficiency or refund litigation, or any action threatened against, or with respect to any Target Company with respect to any Taxes or any Tax Return.

(c)    The Target Companies are not a party to nor are they bound by any tax consolidation, tax sharing agreement, tax indemnity obligation or similar agreement or arrangement with respect to Taxes.

(d)    Each Target Company has complied with all Applicable Laws or agreements relating to the payment and withholding of Taxes (including with respect to wages, salaries and other payments to employees) in all material respects and has, within the time and in the manner prescribed by Applicable Law, withheld from and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under Applicable Laws or agreements and are not liable for any arrears of wages or any Taxes for failure to withhold.

(e)    No Target Company has been a member of a consolidated Tax group of persons.

(f)    No Target Company is a resident for tax purposes of any jurisdiction other than Mexico.

SECTION 3.22. Key Employees.

(a)Schedule 3.22(a) contains a list of the key officers, directors, managers, employees and full-time independent contractors of the Target Companies as of the date hereof with a total annual compensation in excess of MXN$1,500,000.00 (one million five hundred thousand Pesos 00/100) (the “Key Employees”), in each case specifying their position and date of hire, respectively. All Key Employees are active on the date hereof and, as of the date hereof, no Key Employee has given written notice of its intention to terminate employment. All of the employees were hired and receive any and all types of employment benefits exclusively from the Target Companies.

(b)    Except as set forth in Schedule 3.22(b) and except for such increases and payments made in the ordinary course of business consistent with past practice, (i) since December 31, 2016, no Target Company has granted any employee or outsourced person any increase in compensation or any increase in benefits or any payment of any bonus that could be deemed material individually or in the aggregate and (ii) no employee or outsourced person is entitled to any increase in compensation or bonus or other increase in benefits as a result of or in connection with the Closing.

SECTION 3.23. Employee Benefits.

(a)    Schedule 3.23(a) contains a list of the Employee Benefit Plans of the Target Companies as of the date hereof. Other than as specifically required under Applicable Law and as set forth in Schedule 3.23(a), the Target Companies do not have any Employee Benefit Plan pertaining to any employee or former employee.

(b)    The Target Companies are in compliance, in all material respects, with all Labor Laws. No Target Company has received written notice of any proceeding pending, or to the Knowledge of the Company, threatened against such Target Company as a result of the failure to comply, in all material respects, with or violation of any such Labor Laws.

SECTION 3.24. Unionized Labor.

Schedule 3.24 contains a list of all collective bargaining agreements to which the Target Companies are a party to. Except as disclosed in Schedule 3.24, as of the date hereof, there is no labor strike, request for representation, material slowdown or material stoppage actually pending or, to the Knowledge of the Company, threatened against or affecting the Target Companies. Since June, 2014, the Target Companies have not experienced any significant union organization attempts or any work stoppage due to any labor disagreement, nor is there any labor strike, request for representation, slowdown or stoppage actually pending or threatened against or affecting any Target Company.

SECTION 3.25. Insurance Policies.

(a)Schedule 3.25 contains, as of the date of execution of this Agreement, a list of all material insurance policies and bonds carried by or for the benefit of the Target Companies, specifying the insurer, amount and nature of coverage and the date through which coverage will continue by virtue of premiums already paid.

(b)    All insurance policies and bonds with respect to each Target Company described in Schedule 3.25 are in full force and effect as of the date hereof. The Target Companies are in compliance in all material respects with all conditions set forth under such insurance policies. All premiums due and payable in respect of insurance policies relating to the Target Companies have been timely paid.

SECTION 3.26. Related Party Transactions.

Schedule 3.26 contains a list of all Related Party Transactions that are in force and effect as of the date hereof. Except for contracts between the Target Companies only, none of the contracts listed in Schedule 3.26 will continue in effect subsequent to Closing. As of the date hereof, no Target Company owes any amount or has a Related Party Transaction in force with the Sellers or any of their Affiliates, except from the Purchased Debt and the accounts payable listed in Schedule 3.26.

SECTION 3.27. No Additional Representations.

Except for the representations included in this Article III, neither the Company or the Sellers make or have made any additional representations (express or implied) relating to the Business, the Target Companies, their rights or assets or the Transaction. Except as expressly set forth in this Agreement, neither the Company or the Sellers make or have made any representation as to market value or quality of the Business, units, rights or assets of any of the Target Companies.

SECTION 3.28. Compliance with Applicable Law.

Except as set forth in Schedule 3.28, the Target Companies are in compliance in all material respects with any Applicable Laws. None of the Target Companies, and to the Knowledge of the Company, their directors, representatives or any other person acting on their behalf, has taken any action or failed to take an action that would result in a material violation of any Applicable Laws.

SECTION 3.29. Brokers.

No agent, broker, firm, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission to be paid by the Company or any of the Target Companies in connection with the transactions contemplated by this Agreement.

SECTION 3.30 Anticorruption and Sanctions.

(a)    No Target Company nor any director or officer, nor, to the Knowledge of the Company, any employee or agent acting on behalf or for the benefit of any Target Company, has provided, promised, or authorized the provision of, nor shall provide, promise, or authorize the provision of any contribution, gift, entertainment or other expenses relating to political activity, or any other money, property, or thing of value, directly or indirectly, to any government official, including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any political party or party official or candidate for political office, or any other person acting in an official capacity, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise in violation of any Anti-Corruption Law.
(b)    The Target Companies have in place and have adhered to procedures designed to prevent their officers, employees, contractors, sub-contractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the Business of the Target Companies that would constitute an offence under the Anti-Corruption Laws or Sanctions.
(c)    No Target Company is party to any actual or, to the Knowledge of the Company, threatened, legal proceedings or outstanding enforcement action relating to any breach or suspected breach of Anti-Corruption Laws or Sanctions.
(d)    No Target Company and none of their directors or officers, nor, to the Knowledge of the Company, employees or agents (in each case acting on behalf of or for the benefit any Target Company) (i) is a Sanctioned Person nor (ii) has engaged in, nor is it now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, nor has otherwise violated Sanctions.

ARTICLE IV
REPRESENTATIONS OF THE SELLERS

Each Seller, as to itself, represents to the Purchasers as of the date hereof and as of the Closing Date, as follows:

SECTION 4.1. Organization and Standing.

(a) Endo Holdings is a company, duly organized and validly existing under the laws of the Netherlands, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

(b) Endo Lux is a company, duly organized and validly existing under the laws of Luxembourg, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

(c) Endo Global is a limited liability company, duly organized and validly existing under the laws of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

(d) Endo Lux II is a company, duly organized and validly existing under the laws of Luxembourg, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

SECTION 4.2. Authority; Execution.

Each Seller has full corporate power and authority to execute this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and performance by each Seller of this Agreement, the performance by each Seller of its obligations hereunder and the consummation of the transactions provided for herein have been duly and validly authorized by all necessary corporate action, if applicable. This Agreement has been duly and validly executed by each Seller and constitutes legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their terms subject to applicable concurso mercantil, bankruptcy, insolvency and other similar laws affecting enforceability of creditor’s rights generally.

SECTION 4.3. Representative’s Authority.

The representative of each Seller has the necessary power and authority to execute this Agreement on its behalf, which powers and authorities have not been modified, limited or revoked in any manner as of the date hereof.

SECTION 4.4. Ownership of Shares and Purchased Debt.

Each Seller is the sole record and beneficial owner of the Shares described opposite to their names on Exhibit “B”. Each Seller’s Shares were validly issued, fully subscribed and paid for, and are free of any Liens. Each Seller has the sole right to vote and dispose its Shares and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Shares.

As of the Closing, Endo Lux II will be the lender under the Purchased Debt, will hold all rights as the lender thereunder, free and clear of Liens, including the right to receive any amounts owed in accordance with its terms. To the date hereof the parties have performed all obligations in relation to the Purchased Debt documents and no default, on payment or any other has occurred in relation of such documents.

SECTION 4.5. No Conflicts.

The execution by each Seller of this Agreement, and the performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby will not (a) conflict with or violate any provision of the by-laws of any of the Sellers, (b) result in a breach of or constitute a default under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Equity Securities pursuant to, any note, bond, mortgage, contract, confidentiality agreement, lease, license, or other agreement to which any of the Sellers are a party or by which any of the Sellers’ properties or assets are bound or affected, or (c) violate or conflict with, constitute a breach of or default under, any Judgment to which any of the Sellers are a party or by which any of the Sellers or any of their properties are bound; except, in the cases of each of items (a), (b) and (c) above, for any conflict, violation, breach, default, termination, amendment, acceleration, cancellation, right or Lien which, individually or in the aggregate, would not materially and adversely affect the Sellers or materially impair the Sellers’ ability to effect the Closing.

SECTION 4.6. Consents, Filings and Approvals.

Except for the FECC Approval, no consent, approval, notification, authorization or order of, or declaration, filing or registration with any Governmental Authority or other third party is required to be obtained or made by or with respect to the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for cases where the failure to obtain (or give or make, as applicable) such consent, approval, notification, authorization, order, declaration, filing or registration, individually or in the aggregate, materially and adversely affect the Sellers.

SECTION 4.7. Legal Proceedings.

Except for circumstances which, individually or in the aggregate, would not materially and adversely affect the Sellers, neither of the Sellers have received written notice from any Governmental Authority or other Person of any suits, actions, claims, arbitration, notified proceedings or regulatory investigations (including with respect to Taxes) that are pending and, to their Knowledge, no such suits, actions, claims, arbitration, notified proceedings or investigations are threatened that challenge, prevent, delay, make illegal or otherwise interfere with, any of the transactions contemplated hereby. None of the Sellers are bound by any Judgment which could prevent, impair or otherwise affect the existence, validity or enforceability of this Agreement or the performance by the Sellers of any of their obligations under this Agreement or the consummation of the transactions contemplated hereby.

SECTION 4.8. Financial Wherewithal.

The Sellers have, and will have until the expiration of the indemnity agreed upon in Article X hereof, sufficient funds to cover and pay any indemnity, claim, or any other payment for the benefit of Purchasers resulting from this Agreement.

SECTION 4.8. No Additional Representations.

Except for the representations included in this Article IV, the Sellers do not make and have not made any representations (express or implied) relating to the Business, the Target Companies, their rights or assets, the Purchased Debt or the Transaction. Except as expressly set forth in this Agreement, the Sellers do not make and have not made any representation as to value or quality of the Business, units, rights or assets of any of the Target Companies.

ARTICLE V
REPRESENTATIONS OF THE PCC

The PCC, acting on behalf of the Soar Cell hereby represents to the Sellers as of the date hereof and as of the Closing Date as follows:

SECTION 5.1. Organization.

The PCC, acting on behalf of the Soar Cell is a protected cell company limited by shares, duly organized and validly existing under the laws of the Island of Guernsey and the Soar Cell is a duly established protected cell of the PCC and the PCC, acting on behalf of the Soar Cell, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

SECTION 5.2. Authority; Execution.

The PCC, acting on behalf of the Soar Cell has full corporate power and authority to execute this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and performance by the PCC, acting on behalf of the Soar Cell of this Agreement, the performance by the Soar Cell of its obligations hereunder and the consummation of the transactions provided for herein have been duly and validly authorized by all necessary corporate action, if applicable. This Agreement has been duly and validly executed by the PCC, acting on behalf of the Soar Cell, and constitutes legal, valid and binding obligations of the PCC, acting on behalf of the Soar Cell, enforceable against it in accordance with their terms subject to applicable concurso mercantil, bankruptcy, insolvency and other similar laws affecting enforceability of creditor’s rights generally.

SECTION 5.3. Representatives’ Authority.

The representative of the PCC, acting on behalf of the Soar Cell, has the necessary power and authority to execute this Agreement on its behalf, which powers and authorities have not been modified, limited or revoked in any manner as of the date hereof.

SECTION 5.4. No Conflicts.

The execution by the PCC, acting on behalf of the Soar Cell of this Agreement, and the performance by such Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not (a) conflict with or violate any provision of its by-laws or other comparable organizational instrument, (b) result in a breach of or constitute a default under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations pursuant to, any note, bond, mortgage, contract, confidentiality agreement or similar agreement, lease, license, or other agreement to which the PCC, acting on behalf of the Soar Cell, is a party or by which such Purchasers’ properties or assets are bound or affected, or (c) violate or conflict with, constitute a breach of or default under, any Judgment to which the PCC, acting on behalf of the Soar Cell, is a party or by which such Purchaser or any of its properties are bound; except, in the cases of each of items (a), (b) and (c) above, for any conflict, violation, breach, default, termination, amendment, acceleration, cancellation, right or Lien which, individually or in the aggregate, would not materially and adversely affect the PCC, acting on behalf of the Soar Cell, or materially impair their ability to effect the Closing.

SECTION 5.5. Consents, Filings and Approvals.

Except for the FECC Approval, no consent, approval, notification, authorization or order of, or declaration, filing or registration with any

Governmental Authority or other third party is required to be obtained or made by or with respect to the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for cases where the failure to obtain (or give or make, as applicable) such consent, approval, notification, authorization, order, declaration, filing or registration, individually or in the aggregate, materially and adversely affect the PCC, acting on behalf of the Soar Cell.

SECTION 5.6. Legal Proceedings.

Except for circumstances which, individually or in the aggregate, would not materially and adversely affect the Purchasers, the PCC, acting on behalf of the Soar Cell, has not received written notice from any Governmental Authority or other Person of any suits, actions, claims, arbitration, notified proceedings or regulatory investigations (including with respect to Taxes and claims related to Labor Law) that are pending and, to its knowledge, no such suits, actions, claims, arbitration, notified proceedings or investigations are threatened that challenge, prevent, delay, make illegal or otherwise interfere with, any of the transactions contemplated hereby. The PCC, acting on behalf of the Soar Cell, is not bound by any Judgment which could prevent, impair or otherwise affect the existence, validity or enforceability of this Agreement or i performance by such Purchaser of any of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

SECTION 5.7. Breach of Representations.

The PCC, acting on behalf of the Soar Cell, has no Knowledge of any breach (or of any event or condition which, with the passage of time or giving of notice, or both, would constitute a breach), or of the falsity or untruth, of any of the representations made by the Sellers and the Company under Articles III and IV above.

SECTION 5.8. Financial Wherewithal.

The PCC, acting on behalf of the Soar Cell, together with any of its permitted assigns hereunder, shall have sufficient funds on hand on the Closing Date to purchase the Shares and the Purchased Debt pursuant to the agreements, terms and conditions contained in this Agreement and will have such funds on the Closing Date.

SECTION 5.9. No Additional Representations.

The PCC, acting on behalf of the Soar Cell, in making its determination to proceed with the transactions contemplated by this Agreement, have relied on (i) the results of its own analysis of the Target Companies and (ii) the representations and warranties of the Sellers and the Company expressly and specifically set forth in this

Agreement in Articles III and IV above. Such representations and warranties by the Sellers constitute the sole and exclusive representations and warranties of the Sellers to the Purchasers in connection with the Target Companies, the Business and transactions contemplated hereby, and the PCC, acting on behalf of the Soar Cell, understands, acknowledges and agrees that, if any, all other representations and warranties of any kind or nature expressed or implied that are not set forth in this Agreement are specifically disclaimed by the Sellers. The PCC, acting on behalf of the Soar Cell, acknowledges and agrees that the representations and warranties made by the Sellers in this Agreement (as qualified by the Disclosure Schedules) supersede, replace and nullify in every respect the data set forth in any other document, material or statement, whether written or oral, made available to the Purchasers. Nothing in this Section shall be construed in a manner or to the extent that could impair or restrict Purchaser from exercising any indemnification rights pursuant to Article X hereof.

ARTICLE VI
COVENANTS OF THE COMPANY, THE SELLERS AND THE PURCHASERS

SECTION 6.1. Conduct of Business by the Target Companies.

From the date hereof and until the Closing Date or such date as this Agreement is terminated under Section 9.1, the Company agrees that (except (a) as expressly required, contemplated or permitted by this Agreement, (b) as required by Applicable Law, (c) as set forth in Schedule 6.1, or (d) as otherwise consented to in advance in writing by the Purchasers), the Target Companies shall (i) conduct the Business in the ordinary course of business on a basis consistent with past practice; (ii) maintain the assets that constitute tangible personal property of the Target Companies in normal operating condition and repair in accordance with past practice (ordinary wear and tear excepted); (iii) maintain their books and records in the regular manner; (iv) perform in all material respects all of the obligations of the Target Companies under the Material Contracts to which the Target Companies are a party; and (v) give notice to the Purchasers regarding any material communication held with any Governmental Authority. Without limiting the generality of the foregoing, the Target Companies shall not, without consent of the Purchasers (which consent shall not be unreasonably withheld or denied):

(a)    amend any of the Target Companies’ respective organizational documents;

(b)    authorize, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of the Company’s capital stock or any other Company voting securities or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or voting securities;

(c)    declare any dividends, stock-splits or other distributions with respect to the equity interests of any of the Target Companies, except as set forth in Schedule 6.1;

(d)    form any subsidiaries or make any investment in any new business or other entity, other than in the ordinary course of business, consistent with past practice;

(e)    pay, discharge or otherwise satisfy any claim, liability or obligation, or settle, waive or otherwise compromise any claim, including litigation except in the ordinary course of business and consistent with past practice, except as set forth in Schedule 6.1;

(f)    enter into, amend or modify in any material respect or terminate any Material Contract or any relationship with suppliers, customers, vendors or clients, other than those entered into in the ordinary course of business consistent with past practice (including contracts, agreements or arrangements with suppliers, customers, vendors or clients);

(g)    take or fail to take any action that (i) results in a breach of covenant or the failure of a representation to be true at Closing (in accordance with the terms of such covenant or representation as provided herein), or (b) causes the occurrence of any event or default under any Material Contract;

(h)    dispose or permit to lapse the rights to use any patent, trademark or other intellectual property or disclose trade secrets to a third party;

(i)    change or modify any accounting practice or procedure, other than as may be required by Mexican GAAP;

(j)    enter into, adopt, amend or terminate any collective bargaining agreement, other than any adoption, amendment or termination required by law;

(k)    terminate any senior member of the Target Companies’ management other than for cause;

(l)    increase the rate of compensation of, or pay or agree to pay any benefit to, its directors, officers, or employees, except as may be required by any existing plan made available to the Purchasers or in the ordinary course of business in a manner consistent with past practice; and

(m)    enter into any new Related Party Transaction.

SECTION 6.2. Non-Solicitation of Employees.

(a)    From the date hereof and until the second anniversary of the date on which this Agreement is terminated pursuant to Section 9.1, the Purchasers shall not, directly or indirectly, hire or offer employment or any other position (as independent contractor, consultant or otherwise) to any direct or indirect employee of any of the Sellers or their respective Affiliates, or solicit, entice or induce any such employee to leave his/her employment with, or at any of, the Sellers or the Target Companies or their respective Affiliates.

(b)    From the date hereof and until the second anniversary of the Closing Date, the Sellers shall not, directly or indirectly, hire or offer employment or any other position (as independent contractor, consultant or otherwise) to any direct or indirect employee of any of the Target Companies or their Affiliates, or solicit, entice or induce any such employee to leave his/her employment with, or at any of, the Target Companies or their respective Affiliates; provided that this Section 6.2(b) shall not be applicable to (i) general untargeted employment solicitations carried out by Sellers or their Affiliates, and (ii) the hiring of any individual that is terminated by Purchasers or any Target Company.

SECTION 6.3. Non-Compete.

From the date hereof and for 18 (eighteen) months after the Closing Date, the Sellers shall not, directly or indirectly:

(a)    create or participate, in a similar Business in Mexico (the “Territory”); or

(b)     be or become an officer, employee, director, stockholder, owner, co-owner, Affiliate, partner, agent, representative, advisor, manager in any Person that, directly or through its Affiliates, engages in a substantially similar Business within the Territory; provided, however, that the Seller may, without contravention to the provisions set forth herein own as a passive investment shares of capital stock of a publicly-held company that is engaged in a similar Business, only if (i) such shares are actively traded in an established securities market and (ii) the number of shares of such publicly-held company that are owned beneficially (directly or indirectly) by the Sellers, or the number of shares of such publicly-held company that are owned beneficially (directly or indirectly) of one or more of its Affiliates, collectively represent less than 5% (five percent) of the total number of shares of such publicly-held company that are being traded.

SECTION 6.4. Access and Information.

(a)    The Target Companies shall give, or cause to be given to, Purchasers and their representatives, employees and counsel, reasonable access during normal business hours and upon notice delivered 3 (three) calendar days in advance, to the personnel, properties, books and records, counsel, accountants, consultants and representatives of each of the Target Companies; provided that such access does not disrupt the normal operations of such Target Company and does not contravene Applicable Law. Within such access and information rights, the parties agree that, to the extent it does not disrupt the normal operations of the Target Companies and does not contravene Applicable Law, Purchasers shall have the right to (i) periodically meet with senior management whenever is convenient to all the parties involved and for periods of time that do not affect their ability to fulfill their day-to-day duties, (ii) meet with employees in charge of regulatory and compliance matters on a monthly basis, and (iii) receive monthly financial statements of the Target Companies as they become available in the ordinary course of business.

(b)    Sellers shall furnish Purchasers with such financial and operating information with respect to the Business and properties of the Target Companies as Purchasers shall from time to time reasonably request in accordance with this Section. Likewise, Sellers shall promptly advise Purchasers of the occurrence of any matter or event that is material to the Business of any of the Target Companies and that would have to be disclosed pursuant to the representations and warranties set forth in Articles III and IV.

SECTION 6.5. Exclusive Dealing.

From the date hereof, and until the earlier of (i) the Closing Date; or (ii) the termination of this Agreement in accordance with its terms, none of the Sellers or the Target Companies, nor any of their respective Affiliates, directors, officers, representatives or agents, shall solicit, encourage or initiate any offer or proposal from, or engage in any discussions or negotiations with, or provide any information to, any person, entity or group concerning any inquiries or proposals for (y) the acquisition of all or any part of the capital stock of any of the Target Companies or the sale of a substantial portion of the assets of any of the Target Companies, or (z) any other transaction that is competitive with or otherwise precludes the transactions contemplated hereby. Should any of the Sellers or the Target Companies, or their respective Affiliates, directors, officers, agents or representatives receive any unsolicited offers or proposals for any such transaction(s) from any third party, such party will be advised that the Sellers are engaged in exclusive discussions with a prospective investor, and are precluded from proceeding with any third party.

ARTICLE VII
OTHER COVENANTS

SECTION 7.1. Confidentiality.

(a)From the date hereof and until the earlier to occur between (i) the Closing Date, or (ii) the date in which this Agreement is terminated pursuant to Section 9.1 hereof, (x) the Purchasers shall, and shall cause their Representatives to which Confidential Information has been provided to, hold confidential all such Confidential Information, and (y) the Sellers shall, and shall cause their Representatives to hold confidential all Transaction Confidential Information;

(b)In the event that Closing occurs pursuant to Article II hereof, from the Closing Date and until the date which is 2 (two) years following the Closing Date, then:

(i)	the Sellers shall, and shall cause its respective Representatives to hold confidential all Company Confidential Information; and

(ii)	the Purchasers shall, and shall cause its respective Representatives to hold confidential all Transaction Confidential Information.

(c)    In the event that this Agreement is terminated pursuant to Section 9.1 hereof, from the relevant date of termination hereof and until the date which is2 (two) years following such date of termination, then:

(i)	the Purchasers shall, and shall cause its respective Representatives to hold confidential all Confidential Information; and

(ii)	the Sellers shall, and shall cause its respective Representatives to hold confidential all Transaction Confidential Information.

(d)    provided, however, that the foregoing covenants shall not apply to (a) information that is or becomes generally available to the public other than as a result of a disclosure by a party or any of its Representatives, (b) information that is or becomes available to a party or any of its Representatives on a non-confidential basis prior to its disclosure by any of the parties hereto, and (c) information that is required to be disclosed by a party or any of its Representatives as a result of any Applicable Law of any Governmental Authority or stock exchange or as a result of an order issued by a competent authority. In the circumstances described in item (c) above, the party that is required to disclose the Confidential Information shall, if practicable, first have given notice to the other party and made a reasonable effort not to disclose the Confidential Information or at least to obtain a protective order requiring that the Confidential Information or documents so disclosed be used only for the purposes for which the order was issued. The parties may disclose Confidential Information to any of their Representatives who need to know such information for purposes of this Agreement or the consummation of the Transaction, and will inform such Representatives of the confidential nature of the Confidential Information and instruct them to comply with the terms of this Section 7.1. Each party will be responsible for any actions taken by their respective Representatives that would be deemed a breach of this Section 7.1 had the actions been taken by the respective party and each party hereby assumes liability for all damages arising out of or relating to such party's respective Representatives disclosure of Confidential Information. The Confidential Information may only be used for purposes of the consummating the Transaction and may not be used by the receiving party for any other purpose.

(e)    If this Agreement is terminated under Section 9.1, each of the parties will and will cause their Representatives to return to the disclosing party (or, at the receiving party’s option, destroy) any Confidential Information delivered by such other disclosing party; provided, however, that the receiving party’s covenant with respect to any Confidential Information shall remain in full force and effect for the relevant term provided for herein. If information is destroyed, the receiving party shall deliver a certificate by an authorized officer certifying that such destruction has taken place.

Notwithstanding the foregoing provision, (i) any return or destruction is subject to Applicable Law, regulation, and document retention and compliance policies, and (ii) the receiving party shall not be required to delete, erase, alter or destroy the Confidential Information from back-up archival storage and other back-up media made in the ordinary course of business and the parties may retain such copies of Confidential Information in its confidential files for record keeping and compliance purposes so long as they continue to afford confidential treatment to such information stored in the back-up storage or media.

(f)    The parties expressly understand and agree that the Confidential Information (i) is a valuable asset of each party, has competitive value and is confidential and the restrictions contained above represent a reasonable and necessary protection of the legitimate interests of each party and its affiliates; (ii) that failure to observe and comply with the terms and conditions of this Agreement will cause irreparable harm to each party and its Affiliates, the value of which is and will continue to be difficult to ascertain; and (iii) a remedy at law for such failure by any of the parties will be inadequate. Accordingly, it is the parties intention that, in addition to any other rights and remedies each of them may have in the event of any breach of this Section and without prejudice to any administrative, civil or criminal liabilities that could arise from the crimes of unauthorized disclosure, the parties and their Affiliates shall be entitled, and are expressly and irrevocably authorized to demand and obtain, specific performance, including without limitation temporary and permanent injunctive relief, and all other appropriate equitable relief against the defaulting party in order to enforce, or in order to prevent any breach or any threatened breach by any of the parties of this Section. The defaulting party further agrees to waive, and to use its reasonable best efforts to cause its Representatives to waive, any requirements for the securing or posting of any bond in connection with such remedy.

SECTION 7.2. Publicity.

The parties hereto will use their best efforts to agree on content of a common press release. Purchasers will not preclude Sellers, and Sellers shall be entitled, to make any public statement with respect to this Agreement or the transactions contemplated hereby that may be required by Applicable Law or any listing agreement with any applicable securities exchange. To the extent possible, the Purchasers will be given reasonable anticipation to comment on the referred release or statement. Each of the parties may make internal announcements to their respective Representatives or further public disclosure, which it deems appropriate in its sole judgment, including to securities analysts, institutional investors, general or limited partners and rating agencies and in press interviews, which, in each case, are otherwise consistent with the parties’ prior public disclosures regarding the Agreement and the transactions contemplated hereby.

SECTION 7.3. Approvals.

(a)    The Company, the Sellers and the Purchasers will cooperate and use best efforts to prepare all documentation and to provide such other information as may reasonably be requested by the other parties, to carry out all filings and to obtain all permits, consents, approvals and authorizations of all Governmental Authorities necessary to consummate the Transaction, including the FECC Approval. In this sense, as provided in Section 8.1(b) of this Agreement, the Purchasers shall carry out all acts that may be necessary to obtain the FECC Approval, with or without conditions as long as such acts would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Purchasers and the Sellers shall jointly approve (which approval shall not be unreasonably withheld or delayed) in advance the content of any such applications, notices or reports. Except as expressly provided in this paragraph, neither Party may terminate the Agreement as a result of any conditions imposed by the Federal Economic Competition Commission.

(b)    Prior to the Closing, each party shall use commercially reasonable efforts (at its own expense) to obtain, and to cooperate in obtaining, all material consents from third parties necessary to consummate the Transaction, including the consents or waivers relating to the agreements set forth in Schedule 3.5 hereto.

(c)     Subject to the provisions of section (b) above, Sellers and Purchasers shall, and Sellers shall cause the Target Companies to (i) keep each other appraised of the status of any communications with, and any inquiries or requests for additional information from, the Mexican Federal Economic Competition

Commission, (ii) to the extent reasonable, comply promptly with any such inquiry or request, and (iii) have the right to participate and be present at any meeting with the Federal Economic Competition Commission or other applicable Governmental Authority.

SECTION 7.4. Further Assurances.

(a)    For the duration of the Restricted Period, Endo Lux (i) shall not cause an Event of Default (as such term is defined in the Credit Agreement), after giving effect to the applicable grace periods, rights to cure, amendments, waivers and/or consents set forth in the Credit Agreement and (ii) shall not terminate the Credit Agreement during the Restricted Period unless it is required to so do following a change of control or refinancing.  Endo Lux will endeavor to provide written notice to Purchasers of any material amendment to the Credit Agreement upon such amendment being publicly disclosed, provided, however, that failure to provide such notice shall not be considered a breach or default hereunder.

(b)    From time to time, as and when requested by any party hereto, the other parties shall execute, or cause to be executed, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, including actions on or after the Closing Date, as such party may reasonably deem necessary or desirable to consummate the transactions contemplated hereby.

SECTION 7.5. Supplemental Disclosure.

(a)    The Target Companies and the Sellers shall have the continuing right until the Closing to supplement or amend, the Schedules with respect to any matter hereafter arising that, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Schedules listed in Articles III and IV above. The parties agree that to the extent any representation contained in Articles III and IV above does not make reference to a Schedule, but as a result of circumstances arising after the date of this Agreement the inclusion of exceptions in a Schedule to such representation is necessary to make such representation not inaccurate, the Target Companies and the Sellers will be entitled to create the respective schedule prior to Closing; provided such new or revised schedule, as the case may be, may exclusively refer to actions, facts or situations created or arising from activities performed after the date hereof, that derive from the ordinary course of business of the Target Companies, that do not result in a Material Adverse Effect on the Target Companies, and if applicable, are in compliance with Section 6.1 hereof (the “Supplemental Disclosure Standards”). All of the foregoing, in the understanding, however, that, (i) such supplemental disclosures are permitted in order to make the statements contained in such Schedules, or in the relevant representation in the case such representation does not make reference to a Schedule, accurate and true, and (ii) such new information will not release Sellers from, or otherwise affect or limit, their obligation to indemnify Purchasers for any Losses that could arise from, or in connection with, such supplemental disclosures due to the fact that it was disclosed to Purchasers, except for any update made in compliance with the Supplemental Disclosure Standards to Schedules 3.11(a)(i) (Real Property) (in this case, solely for purposes of updating the status of registration of the deeds of cancellation referred therein), 3.12(a) (Leased Property), 3.14(a) (Material Contracts), 3.15(a)(i) (Sanitary Licenses) (in this case, solely for purposes of including additional Sanitary Licenses obtained by the Target Companies between the date of this Agreement and the Closing Date), 3.16(a) (Intellectual Property) (in this case, solely for purposes of including additional Target Company Intellectual Property or to reflect the renewal of any existing Target Company Intellectual Property), 3.17 (Suppliers), 3.22(a) (Key Employees), 3.23(a) (Employee Benefits), 3.24 (Collective Bargaining Agreements), 3.25 (Insurance Policies), and 3.26 (Related Party Transactions), in which case the accurate disclosure by Sellers of the relevant matter or situation would release them from any indemnification liability or responsibility under Article X in connection with such matters.

(b)    The inclusion of any matter in the Schedules as provided in (a) above, shall not be deemed to constitute an admission by the Sellers, the Target Companies or the Purchasers or otherwise imply that any such matter is material for the purposes of this Agreement.

SECTION 7.6. Tax Matters.

(a)    Each of the parties hereto shall be liable for any Taxes imposed upon it by the Applicable Laws in connection with the execution and performance of this Agreement. No withholding may be applicable in connection with the execution of this Agreement, provided Sellers deliver to Purchasers five (5) days before the Closing Date a duly executed Option Exercise Statement in the form set forth in Exhibit “E”, whereby Sellers shall inform Purchasers that they will elect to be taxed on net gain pursuant to Article 161 of the Mexican Income Tax Law and appoint a legal representative in Mexico pursuant to 174 of the Mexican Income Tax Law and Article 282 of its regulations. Sellers shall deliver to Purchasers a copy of the tax audit ledger (cuadernillo de dictamen fiscal) deriving from the sale of the Shares, along with a copy of the respective tax return and proof of tax payment deriving therefrom, no later than 5 (five) Business Days after the due date of each item.

(b)    None of the Purchasers nor any of their Affiliates shall (or shall cause or permit the Target Companies to) amend, re-file or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return filed by the Target Companies relating in whole or in part to the Target Companies with respect to any Pre-Closing Tax Period.

(c)    Except as otherwise provided in this Section 7.6, following the Closing Date, Purchasers shall (or shall cause the Target Companies to) prepare and timely file all Tax Returns of the Target Companies that relate to Straddle Periods. With respect to each Tax Return covering a Straddle Period (a “Straddle Period Return”), Purchasers shall (i) prepare such Straddle Period Return in a manner consistent with the past practice of the Target Companies, (ii) provide, or cause to be provided, to Sellers a proposed final draft of such Straddle Period Return (as applicable), with respect to annual Tax Returns, at least 15 (fifteen) Business Days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions), with respect to monthly or other Tax Returns (as applicable), at least 5 (five) Business Days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions), and (iii) accept any reasonable comments submitted by Sellers in writing regarding the pre-Closing portion of such Straddle Period Return so long as such comments are received by Purchasers no later than 3 (three) Business Days following Seller’s receipt of such proposed draft of the Straddle Period Return.

For purposes of this Agreement, whenever it is necessary to determine a liability for Taxes of the Target Companies (or the right of any of the parties to receive a Tax refund or an indemnification with respect to Taxes of the Target Companies) for a Straddle Period, the determination of the Taxes of the Target Companies for the portion of the Straddle Period ending on the day prior to the Closing Date, and the portion of the Straddle Period beginning the Closing Day shall be determined by assuming that the Straddle Period consisted of two taxable periods, and items of income, gain, deduction, loss or credit of the Target Companies for the Straddle Period shall be allocated between such two taxable periods on a “closing of the books basis” by assuming that the books of the Target Companies were closed at the close of the Business Day immediately prior to the Closing Date, provided, however, that (i) transactions occurring on the Closing Date that are properly allocable to the portion of the Closing Date prior to when the Closing occurred, shall be allocated to the pre-closing portion of the Straddle Period, and (ii) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and real, personal and intangible property Taxes, shall be apportioned between the pre-closing portion of the Straddle Period and the post-closing portion of the Straddle Period on a daily basis.

(d)    Purchasers shall promptly (and in any case not later than 3 (three) Business Days after being duly notified of any Tax audit) notify Sellers in writing upon receipt by Purchasers, or any of its Affiliates or the Target Companies of notice of any pending or threatened federal, state, or municipal Tax audits, examinations, reviews, requests of information or assessments which may give rise to a breach of Section 3.21 hereof. Failure by the Purchasers to duly provide such notification to the Sellers shall result in voiding the right for an indemnity per SECTION X hereof, unless such failure does not materially affect the ability to defend the Target

Companies from such Tax audit. The Sellers may, at the Sellers’ expense, upon written notice to the Purchasers, assume and control the defense of any such Tax audit that relates solely to a Pre-Closing Tax Period that does not include any portion of a Straddle Period. If the Sellers assume such defense, then the Sellers shall have the authority, with respect to such Tax audit, to represent the interests of the Target Companies before the relevant Taxing Authority, subject to the limitations contained herein. If the Sellers assume the defense of a Tax audit, the Sellers shall not enter into any settlement of, or otherwise compromise or abandon any such Tax audit without the prior written consent of the Purchasers, which consent shall not be unreasonably withheld, conditioned or delayed. The Sellers shall keep the Purchasers duly informed with respect to the commencement, status and nature of any such Tax audit. The Purchasers shall have the right to participate fully in such Tax audit, including the right to employ counsel of its choice, to participate in all material conferences and telephonic calls and to review and comment on all material proposed submissions. With respect to any Tax audit for which the Sellers may have an indemnification obligation pursuant to this Agreement and for which the Sellers have not assumed such defense, the Purchasers shall not enter into any settlement of, otherwise compromise or abandon any such Tax Matter without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed, and the Purchasers shall keep the Sellers duly informed with respect to such Tax audit. Purchasers agree to provide to Sellers or the entity and persons appointed by Sellers with powers of attorney that may be reasonably necessary for the defense of any Tax audit. Not answering or taking care of such Tax audit, in due time and as required by Applicable Law, by Sellers, when Sellers assume the defense of such Tax audit, will be considered as a breach of representation for purposes of Article X hereof.

(e)    After the Closing Date, each of the Sellers and Purchasers shall (and cause their respective Affiliates to):

(i)
grant to the other party (or their designees or Affiliates) access at all reasonable times to all of the books and records relating to the Target Companies within their possession (including without limitation all kind of tax returns, accounting records, tax documents and correspondence with tax authorities), and shall afford the other party or any of their Affiliates or designees, the right (at such other party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit the other party or any of their Affiliates or designees, to prepare Tax Returns, to conduct negotiations with Taxing Authorities, to defend against any tax contingency or to implement the provisions of, or to investigate or defend any claims between the parties arising under, this Agreement; and

(ii)	make available to the other party and to any applicable Taxing Authority, as reasonably requested, all information, records, and documents relating to Taxes of the Target Companies.

(f)    Additionally, the Sellers, at their own cost and expense, shall (i) be responsible to prepare the applicable Tax Returns pursuant to article 76-A of the Mexican Income Tax Law (for purposes of this Section 7.6, the “76-A Tax Returns”) for the Pre-Closing Tax Period and (ii) to provide the relevant information for the portion of the Straddle Period attributable to the Sellers. Purchasers will grant access and share with Sellers, or the accounting firm appointed for such purposes by Sellers, to all information and documentation of the Target Companies needed to prepare such 76-A Tax Returns for the Pre-Closing Tax Period. Once Sellers have finalized preparing such 76-A Tax Returns, Sellers will require the Target Companies to file such 76-A Tax Returns through the accounting firm hired to prepare such 76-A Tax Returns or to request Purchasers to have the Target Companies file it. In the latter case, the Sellers (i) shall deliver to Purchasers the 76-A Tax Returns with at least 3 (three) Business Days before the date of filing and instruct Purchasers the procedure to make such filing, (ii) will be solely responsible for any liability arising for the Target Companies from the filing of 76-A Tax Returns, and (iii) hereby agree as of this date, that Purchasers are released from any liability that could arise from the preparation, content or filing of the 76-A Tax Return, unless Purchasers fail to grant access and share with Sellers, or the accounting firm appointed for such purposes by Sellers, to all information and documentation of the Target Companies needed to prepare such 76-A Tax Returns for the Pre-Closing Tax Period.

(g)    Sellers shall be responsible for (i) preparing any Tax returns in respect of Pre-Closing Tax Periods that end on or prior to the Closing Date, including the 76-A Tax Returns and causing the Target Companies to file as described in the previous paragraph, and making the payment of all Taxes of the Target Companies attributable for any Pre-Closing Tax Period that are due and payable prior to the Closing Date (in this case Sellers being obligated to deliver to Purchasers documentary evidence of the payment done within 5 (five) Business Days after payment is made), and (ii) to the extent there is a breach of Section 3.21 hereof in connection with the Taxes attributable to the pre-closing portion of any Straddle Period, for all Taxes of the Target Companies attributable to such period.

(h)     Purchasers shall be responsible for all Taxes of the Target Companies attributable for any tax period that ends after the Closing Date.

(i)    For the avoidance of doubt, Purchasers shall not be entitled to indemnification with respect to Taxes in connection with any Tax-related amounts which were expressly considered in and subject to the Shares Purchase Price Adjustment set forth in Section 2.5 of this Agreement.

SECTION 7.7. Anti-Corruption Laws.

Sellers shall not use the proceeds transferred pursuant to this Agreement in violation of any Anti-Corruption Laws, nor shall directly or knowingly indirectly transfer such proceeds to or for the benefit of any Sanctioned Person or in violation of Sanctions.

ARTICLE VIII
CONDITIONS PRECEDENT

SECTION 8.1. Conditions to Obligations of the Purchasers.

Unless waived in writing by the Purchasers on or prior to the Closing Date, the obligations of the Purchasers to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a)    Injunction. No (i) injunction, writ or preliminary restraining order or any written order of any nature issued by any Governmental Authority to the effect that the transactions contemplated hereby may not be consummated as provided in this Agreement will have been issued and remain in effect, (ii) proceeding or lawsuit will have been commenced by any Governmental Authority for the purpose of obtaining any such injunction, writ or preliminary restraining order, and (iii) written notice will have been received from any Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement, in each case where the Closing would (or would be Reasonably Likely to) result in a material fine or penalty payable by the Purchasers or any of their Affiliates.

(b)    Governmental Approvals. All consents, approvals, orders or authorizations of any Governmental Authority required in connection with the execution or performance of this Agreement by the Target Companies and the Sellers, including the FECC Approval (with or without conditions) will have been obtained and be in full force and effect.

(c)    Representations. The representations of the Sellers set forth herein, shall have been true and correct as of the date hereof and, except for such representations of the Sellers (and the respective disclosure schedules) that expressly address matters as of the date hereof or a specific date (in which case such representations and warranties shall have been true and correct as of such specific dates), (i) those that are not qualified by materiality or Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, and (ii) those that are qualified by materiality or Material Adverse Effect, shall be true and correct in the manner in which they were made as of the Closing Date as though made on and as of the Closing Date, in each case after giving effect to any supplemental disclosure made after the date hereof pursuant to Section 7.5 hereof.

(d)    Performance of Covenants of the Company and the Sellers. The Company and the Sellers shall have performed and complied in all material respects with the covenants and provisions of this Agreement required to be performed or complied with by them between the date hereof and the Closing Date.

(e)    Delivery of Certificates. An authorized officer of Company and each of the Sellers shall have executed and delivered to the Purchasers a certificate as to compliance with the conditions set forth in Sections 8.1(b), 8.1(c) and 8.1(d).

(f)    Assignment of Rights and Title prior to Closing. Endo Lux II shall, prior to the Closing Date, execute an agreement with the relevant Target Company by virtue of which any trademark rights related to Binotal would be assigned to the Target Company, which shall be effective on such date the sole owner for all legal purposes of the trademark.

(g)     Termination of Employees. The labor or contractual relationship of the Target Companies with the Persons listed in Exhibit “F” has been terminated by resignation, or otherwise in accordance with Applicable Law, so that they are no longer considered employed or contracted by any of the Target Companies under Applicable Law.

SECTION 8.2. Conditions to Obligations of the Company and the Sellers.

Unless waived in writing by the Sellers on or prior to the Closing Date, the obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a)    Injunction. No (i) injunction, writ or preliminary restraining order or any order of any nature issued by any Governmental Authority to the effect that the transactions contemplated hereby may not be consummated as provided in this Agreement will have been issued and remain in effect, (ii) proceeding or lawsuit will have been commenced by any Governmental Authority for the purpose of obtaining any such injunction, writ or preliminary restraining order, and (iii) written notice will have been received from any Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement, in each case where the Closing would (or would be Reasonably Likely to) result in a material fine or penalty payable by the Sellers or any of their Affiliates.

(b)    Government Approvals. All consents, approvals, orders or authorizations of any Governmental Authority required in connection with the execution or performance of this Agreement by the Purchasers, including the FECC Approval will have been obtained and be in full force and effect.

(c)    Representations. The representations of the Purchasers set forth herein, shall have been true and correct as of the date hereof and, except for such representations of the Purchasers (and the respective disclosure schedules) that expressly address matters as of the date hereof or a specific date (in which case such representations and warranties shall have been true and correct as of such specific dates), (i) those that are not qualified by materiality or Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, and (ii) those that are qualified by materiality or Material Adverse Effect, shall be true and correct in the manner in which they were made as of the Closing Date as though made on and as of the Closing Date, in each case after giving effect to any supplemental disclosure made after the date hereof pursuant to Section 7.5 hereof.

(d)    Performance of Covenants of the Purchasers. The Purchasers shall have performed and complied in all material respects with the covenants and provisions of this Agreement required to be performed or complied with by it between the date hereof and the Closing Date.

(e)    Delivery of Certificates. The Purchasers shall have executed and delivered to the Sellers a certificate as to compliance with the conditions set forth in Sections 8.2(b), 8.2(c), 8.2(d) and 8.2(e).

ARTICLE IX
TERMINATION

SECTION 9.1. Termination.

(a)    Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and all the transactions contemplated herein abandoned at any time prior to Closing:

(i)    by written consent of the Company, the Sellers and the Purchasers; or

(ii)    by the Sellers or Purchasers if the Transaction has not been consummated on or before the Termination Date; provided, that if on the date of such written election (i) either of the conditions set forth in Section 8.1 or Section 8.2 has not been satisfied, or (ii) litigation with any Governmental Authority that is challenging the consummation of the transactions contemplated hereby under

Applicable Laws (including anti-trust laws) has been commenced, then, at the written election of the Sellers or Purchasers, the Termination Date may be extended by a period of 90 (ninety) calendar days (and in the case of such extension, any reference to the Termination Date in any other provision of this Agreement shall be a reference to the Termination Date, as extended); provided, further, that the right to terminate this Agreement pursuant to this Section 9.1 shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Transaction to be consummated by the Termination Date or which is impeding fulfillment of any of the conditions set forth in Article VIII of this Agreement in the required timeframe; or

(iii)     by the Purchasers, if there has been a material violation or breach of any representation, warranty, covenant or agreement under this Agreement, either by Sellers or the Target Companies that, if not cured, would prevent the satisfaction of any conditions to the obligations of Purchasers, and such violation or breach has not been waived by Purchasers or, if curable, cured within 30 (thirty) days after written notice thereof by Purchasers. The latter in the understanding that remedying or curing such curable material violation or breach of any representation, warranty, covenant or agreement of this Agreement (i) shall be done in a manner that, upon consummation of the relevant remedy or cure, the Target Companies shall be able to operate in the ordinary course of business in a manner consistent with past practice, and (ii) shall not be achieved solely by means of financial compensation, that is, by paying cash or cash equivalents to Purchasers or to the Target Companies as a compensatory measure for the underlying breach of violation, except as otherwise expressly consented in writing by Purchasers.

(b)    In the event of termination by the Sellers or Purchasers pursuant to Section 9.1(a)(ii), written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i)    Purchasers shall return all documents and other material received from any Seller or the Target Companies relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Sellers; and

(ii)    all Confidential Information received by any Purchaser with respect to the Business of the Target Companies shall be treated in accordance with the Section 7.1.

SECTION 9.2. Effect of Termination.

(a)    If this Agreement is terminated and the transactions contemplated herein are abandoned as described in Section 9.1, this Agreement shall have no further force and effect, except for the provisions of Section 7.1, Section 7.2, Section 9.1, Section 9.2, Article XI, Section 12.1, Section 12.2, Section 12.9, Section 12.10 and Section 12.11; provided, however, that no termination of this Agreement pursuant to the provisions of Section 9.1 shall relieve any party of liability for a breach of or failure to perform any provision of this Agreement occurring prior to such termination.

(b)    If this Agreement is terminated and the Transaction is not consummated as a consequence of a breach by any party of its obligations hereunder that results in the non-defaulting party becoming incapable of fulfillment of its obligations hereunder, then the non-defaulting party shall be entitled to demand specific performance in the event that the Transaction is not consummated as a result of such breach.

ARTICLE X
INDEMNIFICATION

SECTION 10.1. Indemnification by the Sellers.

From and after the Closing, Sellers shall be jointly and severally liable for, and shall indemnify Purchasers (the “Purchasers Indemnitees”) against, and hold them harmless from, any actual Losses suffered or incurred by any Purchaser Indemnitee directly arising from, relating to or otherwise in respect of:

(a)    any breach, as of the Closing Date, of any representation of the Company and/or the Sellers of this Agreement during the term provided for in Section 10.6. hereof; or

(b)    any breach of any covenant of the Company and/or the Sellers contained in this Agreement; or

(c)	any Specific Indemnity.

SECTION 10.2. Indemnification by the Purchasers.

Each Purchaser shall be jointly and severally liable for and shall indemnify the Sellers (the “Sellers Indemnitees”) against and hold them harmless from, any Losses suffered or incurred by any Seller Indemnitee, directly arising from, relating to or otherwise in respect of:

(a)    any breach, as of the Closing Date, of any representation of Purchasers of this Agreement during the term provided for in Section 10.6. hereof; and

(b)    any breach of any covenant of the Purchasers contained in this Agreement.

SECTION 10.3. Excluded Losses.

The indemnification obligations for Losses set forth in this Agreement shall in no case include incidental (daños incidentales), consequential (daños consecuenciales), special (daños especiales), indirect (daños indirectos) or punitive damages (daños punitivos), all of which are hereby expressly and irrevocably waived by the parties hereto.

SECTION 10.4. Termination of Indemnification; Limitations on Liability.

The obligations to indemnify and hold harmless any party pursuant to Sections 10.1 and 10.2 shall terminate when the applicable survival period for any representation or covenant ends pursuant to Section 10.6; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, timely and properly made a claim by delivering a written notice of such claim (stating in reasonable detail the basis of such claim and providing supporting documentation in such respect) pursuant to Section 10.5 to the indemnifying party.

SECTION 10.5. Procedures.

(a)Third Party Claims. For a Person (the “Indemnified Party”) to demand any indemnification in respect of, arising out of, or involving a claim made by any Person other than a party hereto against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party in writing (and in reasonable detail, including attached copies of any notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim, as and if available) of the Third Party Claim as soon as reasonably practicable, but in any event no later than 3 (three) Business Days after receipt by such Indemnified Party of notice of the Third Party Claim or such lesser period of time if the nature of the Third Party Claim would require a response prior to such 3 (three) Business Day period or would be appropriate for the indemnifying party to prepare an appropriate response and defense. Such Third Party Claim notice shall (i) contain a reasonably detailed description of the nature of the claim and specify the amount claimed, (ii) include the legal and contractual basis therefore, (iii) indicate the representation, warranty, covenant and indemnification provision to which the claim relates, and (iv) include as exhibits all documents that are deemed necessary or convenient for the indemnifying party to adequately evaluate the claim.

(b)    Defense; Settlement.

(i) Except as set forth in sub-item (ii) below, if a Third Party Claim is made against an Indemnified Party, the Indemnified Party shall conduct the defense of such Third Party Claim at the indemnifying party’s expense in accordance with this Article X. The indemnifying party shall be entitled to participate in the defense of any Third Party Claim at the indemnifying party’s expense. The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Party completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnified Party or result in the Indemnified Party or its Affiliates (including the Company) admitting to any liability with respect to such Third Party Claim.

(ii)    Notwithstanding the foregoing, the indemnifying party may elect, by delivering a notice in writing to the Indemnified Party as soon as reasonably practicable, but in any event within a term of 5 (five) Business Days following the date of delivery by the Indemnified Party of the Third Party Claim to the indemnifying party, to control all proceedings taken in connection with such Third Party Claim (including selection of counsel) and, without limiting the foregoing, may pursue or forego any and all appeals, proceedings, hearings and conferences with any Governmental Authority with respect thereto, and may either pay the Third Party Claim and sue for a refund where Applicable Law permits such refund suits or contest the Third Party Claim in any permissible manner. Should the indemnifying party elect to assume the defense of any proceedings relating to a Third-Party Claim as provided herein, the indemnifying party will not be liable to any Indemnified Party under this Article X for any fees or disbursement of counsel retained by any Indemnified Party in connection with the Third Party Claim in question. For purposes of the above, the Indemnified Party shall grant, and shall cause the relevant Target Company to grant, the necessary powers of attorney for lawsuits and collections (pleitos y cobranzas) to the indemnifying party’s selected counsel. The Indemnified Party shall reasonably cooperate, and shall cause the Company to reasonably cooperate, in the defense of such Third Party Claims, and to make available to the indemnifying party, its counsel and other advisors, all relevant records and take such other action and sign such documents as are reasonably necessary to assess and defend such Third Party Claim in a timely manner.

(iii)    With respect to any of the matters covered by the Specific Indemnity, the parties agree that Purchasers shall maintain the current outside counsel and strategy and shall not enter into any settlement of, or otherwise compromise or abandon, the procedure, litigation or defense, without the prior written consent of the Sellers. Sellers agree to pay to Purchasers or the Target Companies (as directed by Purchaser) such amounts that are finally resolved to be due and payable by the relevant Target Company as a result of either (i) a final, non-appealable judgement issued against the such Target Company or (ii) a settlement agreement between the such Target Company and the relevant counterparty (which would have been previously approved by Sellers), no later than 30 days following the date in which such final resolution is made pursuant to (i) or (ii) above and, if applicable, Purchaser notifies Sellers and delivers a copy of such judgment or settlement agreement.

SECTION 10.6. Term for Indemnification.

The obligation for indemnification related to the representations, covenants and agreements contained in this Agreement shall only be applicable from the Closing and for 18 (eighteen) months after the Closing Date, except that with respect to the Statute Representations, the referred obligation shall be applicable until the expiration of the relevant statute of limitations under Applicable Law.

SECTION 10.7. Calculation; Payment of Losses.

(a)    The amount of any Loss for which indemnification is provided under this Article X shall be net of any amounts recovered by the Indemnified Party or the Target Companies under insurance policies with respect to such Loss and shall be reduced to take account of any net tax benefit realizable by the Indemnified Party, the Target Companies or their Affiliates from the incurrence or payment of any such Loss. Purchasers will conduct all actions required in the relevant insurance policy to collect any amounts thereunder. If such amounts are received after the indemnity payment is done without being accounted for such payment, Purchasers will transfer such amount to Sellers within 5 (five) Business Days after received, net of any taxes impact to the Target Companies, if any.

(b)    Notwithstanding anything to the contrary contained in this Agreement, no indemnifying party will have any obligation to indemnify for any Losses until a final, non-appealable judgment or arbitral award is rendered with respect to such claim.

SECTION 10.8. Liability Limitations; Payment of Losses.

(a)No claim for indemnification for any Losses under Sections 10.1(a) and 10.2(a) (in each case except with respect to a claim based on a breach of a Statute Representation or the Specific Indemnity – in which case and for the avoidance of doubt, neither the Basket, nor the De Minimis Threshold will be applicable) hereof shall be made unless and until the claims for Losses by the Purchasers Indemnitees or the Sellers Indemnitees, as applicable, exceeds US$1,000,000.00 (one million Dollars 00/100) (the “Basket”); provided that, upon such Losses equaling or exceeding the Basket, the Purchasers Indemnitees or the Sellers Indemnitees, as applicable, shall, subject to the limitations established in sub-clause (c) below and any other limitation established in this Agreement, be entitled to indemnification for Losses from the first Dollar, as applicable. For the avoidance of doubt, the parties agree to a tipping-Basket, not a deductible mechanism.

(b)In addition to the foregoing, none of the parties shall indemnify or hold the Purchasers Indemnitees or the Sellers Indemnitees, as applicable, harmless against any individual Loss under Article X unless such Loss exceeds US$25,000.00 (twenty five thousand Dollars 00/100) (the “De Minimis Threshold”) and no individual claim for Losses of less than the De Minimis Threshold shall be considered in determining the amount of the Losses under Article X and whether the Basket has been reached unless a series of similar events arising from the same circumstances reach the described amount.

(c)The Sellers and Purchasers shall not be liable for Losses under Sections 10.1 or 10.2 in excess of an amount equal to 20% (twenty percent) of the Total Purchase Price, except with respect to a claim based on (i) a breach of Section 3.13 (Environmental Matters), in which case Sellers’ liability shall be increased to, but shall not exceed 25% (twenty five percent) of the Total Purchase Price, (ii) a breach of Section 3.21 (Tax Matters) and Section 3.15 (Sanitary Licenses), in which case Sellers’ liability shall be increased to, but shall not exceed 30% (thirty percent) of the Total Purchase Price; or (iii) a breach of a Specific Representation or fraud, in which case the Sellers’ or Purchasers’ liability, as the case may be, shall not exceed an amount equal to the Total Purchase Price. For the avoidance of doubt, the differentiated maximum liability amounts set forth herein shall not be cumulative and shall be aggregated when determining Losses with respect to which Purchaser is entitled to be indemnified. For example, in the event that Purchaser is entitled to indemnification for Losses suffered in connection with Section 3.13 (Environmental Matters) for an amount equal to 20% (twenty percent) of the Total Purchase Price and, subsequently, Purchaser suffers an indemnifiable Loss in connection with Section 3.21 (Tax Matters) for an amount equal to 15% (fifteen percent) of the Total Purchase Price, then the Purchaser would only be entitled to receive indemnification for 10% (ten percent) in connection with such subsequent indemnifiable Loss, and not for the balance, as it would exceed Sellers’ maximum liability by 5% (five percent).

(d)No Purchaser Indemnitee shall be entitled to indemnification for any Losses to the extent that an amount has been specifically reserved, provided or allowed for in the Financial Statements, and no party shall be liable for Losses to the extent they arose from (i) a change in accounting or tax law, policy or practice made on or after the Closing Date, or (ii) a change to any Applicable Law made on or after the Closing Date, or (iii) any Applicable Law not in force on the Closing Date.

(e)The Sellers shall not be liable for any Losses imposed on, sustained, incurred or suffered by, or asserted against, any Purchaser Indemnitee arising out of, based upon, attributable to or resulting from any act or omission by the Target Companies disclosed by the Sellers hereunder (including, for the avoidance of doubt, under Section 4.5 hereof).

(f)The Knowledge qualifier in Sections 3.13(c) and 3.13(d) shall not affect Purchasers’ right to indemnification in accordance with the terms of this Article X; in the understanding that, for purposes of determining whether the relevant Purchaser Indemnitee is entitled to indemnification under Section 10.1(a), the parties hereby agree that the Knowledge qualifiers in Sections 3.13(c) and 3.13(d) shall be deemed as not inserted therein.

(g)Upon making any payment to an Indemnified Party for any indemnification claim for Losses pursuant to this Article X, the indemnifying party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any other parties, except from the Target Companies, with respect to the subject matter underlying such indemnification claim.

(h)No party shall be entitled to any recovery unless a claim for indemnification is made in accordance with this Article X and within the time period of survival set forth in Section 10.6.

(i)No Indemnified Party shall be indemnified pursuant to this Agreement to the extent that such Indemnified Party’s Losses are increased or extended by the negligence, willful misconduct, violation of Applicable Law or bad faith of such Indemnified Party.

(j)Notwithstanding anything to the contrary set forth in this Agreement, the Indemnified Party shall have no right to indemnification hereunder with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is included in the calculation of the items for calculation of the adjustment to the Shares Purchase Price.

(k)If the Sellers have paid any amounts in accordance with this Article X to one Indemnified Party, Sellers shall be deemed to have been released, up to such amounts paid, from their obligation to indemnify any other person or party in connection with such matters.

SECTION 10.9. Treatment.

The parties agree that any indemnity payment under this Article X will be treated by the parties as an adjustment to the Shares Purchase Price.

SECTION 10.10. Remedies.

(a)    The parties agree that the sole and exclusive remedy for the Purchasers for any claim for Losses arising out of the transactions contemplated hereby or a breach of any representation, covenant or other agreement in this Agreement shall be a claim by the Purchasers, as applicable, for indemnification pursuant to this Article X, and accordingly Purchasers hereby expressly waive any other right for indemnification they may have at law, by contract or otherwise, and any right to claim or seek specific performance.

(b)     In addition to claims for Losses pursuant to Article X hereto, the parties agree that the Sellers shall be entitled to demand specific performance pursuant to the provisions of Section 9.2(b) hereof.

ARTICLE XI
NON RECOURSE

This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Purchasers hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliates, agent, attorney or other representative of any Purchaser hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities under this Agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby, except for any responsibility of the Advent entities set forth under the Equity Commitment Letter issued on June 30, 2017, which is attached hereto as Exhibit “G”.

The parties hereto agree and acknowledge that any liability of the Soar Cell arising out of or in connection with this Agreement shall be limited to the value of the assets attributable to the Soar Cell and that no party shall have recourse to the assets attributable to any other cell of the PCC or to its core assets (as those terms are defined in the Companies (Guernsey) Law, 2008 (as amended)).

ARTICLE XII
MISCELLANEOUS

SECTION 12.1. Notices.

(a)All notices, demands, consents, and reports provided for in this Agreement shall be in writing and shall be given to the other parties, by registered air mail, postage prepaid, or courier, return receipt requested, or e-mail, at the address set forth below, or at such other address as a party, may hereafter specify in writing:

if to the Purchasers:

Advent International PE Advisors, S.C.
Edificio Omega
Campos Eliseos 345-14° Piso
Col. Polanco
11560 Ciudad de México
México
Attention: Enrique Pani, Managing Director
E-mail: epani@adventinternational.mx

With a copy (without constituting notice) to:

Galicia Abogados, S.C.
Blvd. Manuel Avila Camacho No. 24 Piso 7
Col. Lomas de Chapultepec, 11000
Attention: Arturo Perdomo Jiménez
E-mail: aperdomo@galicia.com.mx; rgarcia@galicia.com.mx

if to the Sellers:

Endo Luxembourg Finance Company I S.a.r.l.
c/o Endo International PLC
First Floor, Minerva House
Simmonscourt Road
Ballsbridge, Dublin 4, Ireland

With copy (without constituting notice) to:

Endo Health Solutions Inc.
1400 Atwater Drive
Malvern, Pennsylvania
Attn: Matthew J. Maletta,
Executive Vice President, Chief Legal Officer
E-mail: maletta.matthew@endo.com

With a copy (without constituting notice) to:

Creel, García-Cuellar, Aíza y Enriquez, S.C.
Paseo de los Tamarindos No. 60 Piso 3
Col. Bosques de las Lomas, 05120
Attention: Jorge Montaño Valdés
E-mail: jorge.montano@creel.mx

if to the Company:

Grupo Farmacéutico Somar, S.A.P.I de C.V.
Adolfo Prieto 1427 Colonia del Valle
Del. Benito Juárez
Ciudad de México, México 03100
Attention: Maria Eugenia Ojeda Ortiz
E-mail:  MOjeda@gruposomar.com

Prior to Closing, with copy to:

Endo Health Solutions Inc.
1400 Atwater Drive
Malvern, Pennsylvania
Attn: Matthew J. Maletta,
Executive Vice President, Chief Legal Officer
E-mail: maletta.matthew@endo.com

Prior to Closing, with a copy (without constituting notice) to:

Creel, García-Cuellar, Aiza y Enríquez, S.C.
Paseo de los Tamarindos No. 60 Piso 3
Col. Bosques de las Lomas, 05120
Attention: Jorge Montaño Valdés
E-mail: jorge.montano@creel.mx

(b)Any notice so given shall be deemed to be effective only upon written or electronic acknowledgment of receipt.

SECTION 12.2. Governing Law.

This Agreement shall be governed by and construed in accordance with the federal laws of Mexico, without giving effect to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction. The parties hereto expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the Applicable Laws of Mexico.

SECTION 12.3. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 12.4. Entire Agreement.

This Agreement, along with the Schedules and Exhibits hereto, constitutes the entire agreement between the parties hereto relating to the subject matter hereof, and supersede all prior agreements (written or oral), representations and understandings of the parties, including, but not limited to any letter of intent or related correspondence. No amendment, variation or modification of this Agreement or of any of the terms and provisions hereof shall be deemed valid unless in writing signed by the parties hereto.

SECTION 12.5. Further Instruments and Acts.

The parties hereto will execute and deliver such further instruments and do such further acts as may be necessary or proper to carry out more effectively the purposes of this Agreement.

SECTION 12.6. Waivers.

No failure by either party hereto to insist on the performance of any covenant, agreement, term or condition of this Agreement, or to exercise any right or remedy consequent upon the breach thereof, shall constitute a waiver of any such breach or any subsequent breach of such covenant, agreement, term or condition. No covenant, agreement, term or condition of this Agreement and no breach thereof shall be waived, altered or modified except by written instrument. No waiver of any breach shall affect or alter this Agreement, but each and every covenant, agreement, term and condition of this Agreement shall continue in full force and effect with respect to any other than existing or subsequent breach thereof.

SECTION 12.7. Headings.

Headings of Clauses, Articles, Representations, Sections and items are for convenience of reference only and are not intended to define, limit or describe the scope or intent of any provision of this Agreement.

SECTION 12.8. Severability.

If any provision of this Agreement shall be found to be invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect.

SECTION 12.9. Arbitration.

(a)Any claim, dispute or controversy arising out of or in connection with the existence, validity, intent, interpretation, performance or enforcement of this Agreement, shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce, in effect on the date of this Agreement (the “ICC Rules”).

(b)The number of arbitrators shall be 3 (three). One arbitrator shall be appointed by the Purchasers, one arbitrator shall be appointed by the Sellers and the third arbitrator shall be appointed by the first 2 (two) appointed arbitrators. If within 30 (thirty) calendar days after the appointment of the second arbitrator, the 2 (two) arbitrators shall not have appointed the third arbitrator, the third arbitrator shall be appointed by the International Chamber of Commerce International Court of Arbitration in accordance with the ICC Rules.

(c)The place of arbitration shall be Mexico City, Mexico. The award shall be rendered in English. The arbitration proceedings shall be conducted in the English language and all briefs and other non-evidentiary writings submitted to the arbitration panel shall be submitted in the English language. Any documentary evidence submitted to the arbitration panel shall be submitted in its original language. All fees and expenses incurred in connection with translating documents necessary to distribute to the parties in connection with the arbitration shall be shared equally between the Purchasers and the Sellers.

(d)The arbitration procedure set forth in this Section 12.9 shall be the sole and exclusive means of settling or resolving any dispute referred to in this Section 12.9. The award of the arbitrators shall be final, non-appealable and binding on the parties and may be presented by any of the parties for enforcement in any court of competent jurisdiction and the parties hereby consent to the jurisdiction of such court solely for purposes of enforcement of this arbitration agreement and any award rendered hereunder. In any such enforcement action, irrespective of where it is brought, none of the parties will seek to invalidate or modify the decision of the arbitrators or otherwise to invalidate or circumvent the procedures set forth in this Section 12.9. The fees of the arbitrators and the other costs of such arbitration shall be borne by the parties in such proportions as shall be specified in the arbitration award.

SECTION 12.10. Fees.

Each of the parties will pay its own costs and expenses, including legal fees and expenses, incurred by such party by reason of the enforcement and protection of its rights under this Agreement; provided that any costs and expenses incurred by the Target Companies prior to the Closing in connection with the enforcement and protection of their rights under this Agreement shall be exclusively borne by Sellers.

SECTION 12.11. Transaction Costs.

Except as otherwise expressly provided herein, each of the parties will pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel. The parties agree that the Target Companies shall not bear any costs and expenses in connection with this Agreement and the transactions contemplated hereunder.

SECTION 12.12. Assignment.

This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party hereto without the prior written consent of the other parties to this Agreement; provided, however, that (i) any Seller may freely transfer its collection rights hereunder without written consent from the Purchasers so long as such transfer is made to an Affiliate of such Seller, and (ii) any Purchaser may freely transfer its rights or obligations hereunder without written consent from the Sellers so long as such transfer is made to an Affiliate of such Purchaser through the execution of an assignment agreement in accordance with the form attached hereto as Exhibit ”H”. Any attempted assignment in violation of this Section 12.12 shall be void.

SECTION 12.13. Third-Party Beneficiaries.

Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reasons of this Agreement on any Persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over against any party to this Agreement.

SECTION 12.14. Counterparts.

This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by all of the parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

SECTION 12.15. Obligations of Sellers.

Notwithstanding anything to the contrary contained herein, the parties hereby acknowledge and agree that the obligations and covenants assumed and undertaken by each Seller are joint and several obligations, being obligated Purchaser to, as the case may be, sue or start a claim or proceeding against all Sellers.

SECTION 12.16. Usage.

Except as otherwise specifically indicated, all references to Section, Clause or Article numbers refer to Sections, Clauses or Articles of this Agreement, all references to Exhibits and Schedules refer to the Exhibits and Schedules attached hereto or referred to herein and are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any matter set forth in any provision, sub-provision, section or subsection of any Schedule shall, unless the context otherwise manifestly requires, be deemed set forth for all purposes of the Schedules. The words “herein”, “hereof”, “hereunder”, “hereinafter”, and words of similar import refer to this Agreement as a whole and not to any particular Section hereof. The definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “or” shall not be exclusive. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless such phrase otherwise appears.

SECTION 12.17. Accounting Terms; Calculations.

Unless otherwise expressly defined or specified in this Agreement, all accounting terms shall have the meaning given to such terms under Mexican GAAP.

SECTION 12.18. Statutory References.

Any references to any specific statute, law, regulation, treaty or protocol (and not merely to the defined term “Applicable Law”) shall be deemed to include any amendments thereto from time to time, or any successor statute, law, regulation, treaty or protocol thereof, except when such reference is made as of a particular date.

[SIGNATURE PAGE FOLLOWS]

Purchaser

AI Global Investments (Netherlands) PCC Limited, acting for and on behalf of the Soar Cell.

By:	/s/ Dennis Cornelis Kulk
Name:	Europe Management Company B.V.
Title:	Director A
Represented by:	Dennis Cornelis Kulk
Title:	Attorney-in-fact A

By:	/s/ Tu Diep Lam
Name:	Europe Management Company B.V.
Title:	Director A
Represented by:	Tu Diep Lam
Title	Attorney-in-fact B

By:
Name:
Title:	Director B

SIGNATURE PAGE TO PURCHASE AGREEMENT ENTERED INTO BY AND AMONG ENDO SOMAR HOLDINGS B.V., ENDO LUXEMBOURG FINANCE COMPANY I S.A.R.L., ENDO GLOBAL FINANCE LLC AND ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., AS SELLERS, AND AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LIMITED, ACTING FOR AND ON BEHALF OF THE SOAR CELL, AS PURCHASER.

Sellers:

Endo Somar Holdings B.V.

By:	/s/ Robert J. Cobuzzi
Name:	Robert J Cobuzzi, Jr., Ph.D.
Title:	Managing Director A

SIGNATURE PAGE TO PURCHASE AGREEMENT ENTERED INTO BY AND AMONG ENDO SOMAR HOLDINGS B.V., ENDO LUXEMBOURG FINANCE COMPANY I S.A.R.L., ENDO GLOBAL FINANCE LLC AND ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., AS SELLERS, AND AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LIMITED, ACTING FOR AND ON BEHALF OF THE SOAR CELL, AS PURCHASER.

Endo Luxembourg Finance Company I S.A.R.L.

By:	/s/ Robert J. Cobuzzi
Name:	Robert J. Cobuzzi, Jr., Ph.D.
Title:	Manager A

SIGNATURE PAGE TO PURCHASE AGREEMENT ENTERED INTO BY AND AMONG ENDO SOMAR HOLDINGS B.V., ENDO LUXEMBOURG FINANCE COMPANY I S.A.R.L., ENDO GLOBAL FINANCE LLC AND ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., AS SELLERS, AND AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LIMITED, ACTING FOR AND ON BEHALF OF THE SOAR CELL, AS PURCHASER.

Endo Luxembourg Finance Company II S.A.R.L.

By:	/s/ Robert J. Cobuzzi
Name:	Robert J. Cobuzzi, Jr., Ph.D.
Title:	Manager A

SIGNATURE PAGE TO PURCHASE AGREEMENT ENTERED INTO BY AND AMONG ENDO SOMAR HOLDINGS B.V., ENDO LUXEMBOURG FINANCE COMPANY I S.A.R.L., ENDO GLOBAL FINANCE LLC AND ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., AS SELLERS, AND AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LIMITED, ACTING FOR AND ON BEHALF OF THE SOAR CELL, AS PURCHASER.

Endo Global Finance LLC

By:	/s/ Laurence S. Smith
Name:	Laurence S. Smith
Title:	Board Manager

SIGNATURE PAGE TO PURCHASE AGREEMENT ENTERED INTO BY AND AMONG ENDO SOMAR HOLDINGS B.V., ENDO LUXEMBOURG FINANCE COMPANY I S.A.R.L., ENDO GLOBAL FINANCE LLC AND ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., AS SELLERS, AND AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LIMITED, ACTING FOR AND ON BEHALF OF THE SOAR CELL, AS PURCHASER.

Exhibit “A” to the
Stock Purchase Agreement
DEFINED TERMS

The following terms shall have the respective meanings indicated below:

“Accounting Firm” shall have the meaning set forth in Section 2.5.

“Accounting Principles” means the accounting principles to be used for purposes of calculating Cash, Indebtedness and Net Working Capital, as set forth in Exhibit “I”.

“Adjustment Amount” means an amount, which may be a negative number, equal to the sum of (a) the Final Net Working Capital minus the Estimated Net Working Capital, (b) the Final Cash minus the Estimated Cash, (c) the Estimated Indebtedness minus the Final Indebtedness.

“Affiliate” means, in respect of any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person, including all present and future Subsidiaries, controlling partners and controlling shareholders of such Persons and Persons under common Control with such Person.

“Agreement” means this Stock Purchase Agreement together with all Exhibits and Schedules, as the same may be amended from time to time.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, Mexico’s Ley Federal Anticorrupción en Contrataciones Públicas, Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, and Ley Federal de Responsabilidades de los Servidores Públicos.

“Applicable Law” means, with respect to any Person, all present and future statutes, laws, ordinances, rules, orders and regulations of any Governmental Authority or stock exchange applicable to such Person or any of its Subsidiaries, or any of their respective properties or assets.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description, other than real property (whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“Assignment and Assumption Agreement” means that certain assignment and assumption agreement to be entered into by Soar Cell (or Dutch SPV, as it may correspond), as assignee, and Endo Lux II, as assignor, at the Closing, substantially in the form attached hereto as Exhibit ”J”, with respect to the Purchased Debt.

“Basket” shall have the meaning set forth in Section 10.8(a).

“Business” means the development, manufacturing, production, distribution and sale of pharmaceutical products, including generic and branded generic pharmaceuticals, as well as over the counter drugs and other medical devices and services.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in Mexico City and in New York, NY, are authorized by Applicable Law to close.

“Cash” means, at any given date of calculation, with respect to the Company on a consolidated basis, (a) all consolidated cash and (b) cash equivalents (in each case determined in accordance with the Accounting Principles).

“Chalco Plant” means the industrial facility located at Camino Real a Cocotitlán w/n, between Carmelo and Arturo Montiel, Industrial Zone of Chalco, Mexico.
“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Statement” shall have the meaning set forth in Section 2.2.

“COFEPRIS” means the Mexican Sanitary Risks Protection Agency (Comisión Federal para la Protección contra Riesgos Sanitarios) and any successor agency thereto.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“Company Subsidiaries” shall mean each and all of Serral, S.A. de C.V., Somar Humana, S.A. de C.V., Lakeside Salud Humana, S.A. de C.V., Laboratorios Serral, S.A. de C.V. and Pharma Inmobiliaria, S.A. de C.V.

“Company Confidential Information” means all information and documentation related to the Business, the Target Companies and their assets, employees, operations, prospects, strategies or agreements, and the documents and transactions contemplated thereby (including all management presentations), all offering memoranda and forecasts, budgets and any documents or files contained in data rooms set up for purposes of the Transaction.

“Confidential Information” means both the Company Confidential Information and the Transaction Confidential Information.

“Control” (including the terms “controlling,” “controlled by” and “under common control with”) means with respect to any Person, the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

“Corporate Records” means the original corporate books of each Target Company, duly signed by such Persons as is required under Applicable Law, including, the shareholders’ meeting minutes book (libro de actas de asamblea), stock registry book (libro de registro de acciones), capital variations registry (registro de variaciones de capital) and the board of directors’ meeting minutes book (libro de actas de sesiones del consejo de administración).

“Credit Agreement” means that certain credit agreement, dated as of April 27, 2017, by and among Endo International plc, Endo Lux, Endo LLC, JPMorgan Chase Bank, N.A. and the other lenders party thereto, as may be amended, amended and restated, supplemented or otherwise modified from time to time.

“De Minimis Threshold” shall have the meaning set forth in Section 10.8(b).

“Dollar” or “US” means the lawful currency of the United States of America.

“Dutch SPV” means an entity organized under the laws of the Netherlands prior to Closing.

“Employee Benefit Plan” means employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, severance, change-in-control, or termination pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by any of the Target Companies for the benefit of any current or former employee or director of any of the Target Companies, whether formal or informal and whether written or unwritten.

“Endo Global” shall have the meaning set forth in the preamble of this Agreement.

“Endo Holdings” shall have the meaning set forth in the preamble of this Agreement.

“Endo Lux” shall have the meaning set forth in the preamble of this Agreement.

“Endo Lux II” shall have the meaning set forth in the preamble of this Agreement.

“Environmental Claim” means any suit, claim, action, demand, order, proceeding, demand of payment, litigation or administrative proceeding brought by any Governmental Authority in connection with the Business, the Target Companies or the Real Property, arising out of, based on, or resulting from: (i) the presence, or Release into the environment of any Hazardous Substance, in breach of Environmental Law; or (ii) for any violation of any Environmental Law or the terms and conditions set forth in the Environmental Permits.

“Environmental Law” means all applicable federal, state or municipal laws, regulations (reglamentos), codes or Mexican official norms relating to the regulation or protection of the environment, including, without limitation, Mexico’s Ley General del Equilibrio Ecológico y la Protección al Ambiente, Mexico’s Ley de Aguas Nacionales, Mexico’s Ley General para la Prevención y Gestión Integral de los Residuos, and their respective regulations (reglamentos), as amended or supplemented.

“Environmental Permits” shall have the meaning set forth in Section 3.13.

“Equity Securities” shall have the meaning set forth in the Recitals of this Agreement.

“Estimated Cash” shall have the meaning set forth in Section 2.2.

“Estimated Indebtedness” shall have the meaning set forth in Section 2.2.

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.2.

“FECC Approval” means the written resolution, issued by the Mexican Federal Economic Competition Commission, or deemed, under Applicable Law, to have been issued by the Federal Economic Competition Commission approving to the Transaction (with or without conditions).

“Federal Economic Competition Commission” means Mexico’s Comisión Federal de Competencia Económica.

“Final Cash” means the amount of Cash as of Closing that is (i) agreed by the parties in writing, or (ii) determined to be conclusive and binding pursuant to any of the provisions of Section 2.5(a),(c) and (d) hereof.

“Final Indebtedness” means the amount of Indebtedness as of Closing that is (i) agreed by the parties in writing, or (ii) determined to be conclusive and binding pursuant to any of the provisions of Section 2.5(a),(c) and (d) hereof.

“Final Net Working Capital” means the amount of Net Working Capital as of Closing that is (i) agreed by the parties in writing, or (ii) determined to be conclusive and binding pursuant to any of the provisions of Section 2.5(a),(c) and (d) hereof.

“Financial Statements” means, with respect to the Target Companies, the audited consolidated balance sheet (balance general) and the related statement of income (estado de resultados) and statement of cash flow (estado de cambios en la situación financiera) as of, and for the fiscal years ended December 31, 2015 and December 31, 2016.

“Good Manufacturing Practices Certificate” means certificado de buenas prácticas de fabricación para fábrica o laboratorio de medicamentos o productos biológicos para uso humano.

“Governmental Authority” means any sovereign government or any political subdivision thereof, whether federal, state or municipal, any legislative or judicial body, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hazardous Substance” means any toxic, explosive or radioactive substance, hazardous waste or hazardous material defined or regulated as such under applicable Environmental Law, including petroleum, petroleum products and byproducts, friable asbestos and polychlorinated biphenyls.

“Health Authority” means any Governmental Authority with jurisdiction regarding health matters including without limitation the Mexican Ministry of Health (Secretaría de Salud), and any successor agency thereto, acting either directly or indirectly through any of its dependencies, including COFEPRIS or the Pharmacovigilance National Center (Centro Nacional de Farmacovigilancia).

“Indebtedness” means, at any given date of calculation, with respect to the Company on a consolidated basis, (a) all indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, plus (b) obligations or commitments to repay deposits or other amounts advanced by and owning to third parties, plus (c) any liability in respect of banker’s acceptances or letters of credit (to the extent drawn), plus (d) obligations under any interest rate, currency or other hedging agreement, plus (e) MXN$30,000,000.00 (thirty million Pesos 00/100) (in each case determined in accordance with the Accounting Principles). For the avoidance of doubt, the calculation of “Indebtedness” shall exclude (with respect to the Company on a consolidated basis), (v) the Purchased Debt, (w) accounts payable to trade creditors irrespective of how they are documented, (x) accrued expenses arising in the ordinary course of business, (y) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, whether or not they are due and payable, and (z) any obligations as lessee under leases that have been, or should be, recorded as capital leases and equipment in accordance with Mexican GAAP.

“Indemnified Party” shall have the meaning set forth in Section 10.5(a).

“Industrial Plants” shall mean, collectively, the Chalco Plant, the Piedras Negras Plant, and the Valle Plant.

“Intellectual Property” shall mean any or all of the following and all rights arising out of or associated therewith (i) all patents; (ii) all inventions (whether patentable or not) and trade secrets; (iii) all copyrights and all other rights corresponding thereto, including reservations of rights (reservas de derechos) whether registered or not, and operating systems, computer programs and software whether registered or not; (iv) all industrial designs, utility models, formulae, methods, processes, recipes, catalogs, manuals, and know-how in general; and (v) all URL’s, Internet domain names, trade names, business names (whether published or not), brand names, trade signs, logos, slogans, designs, trademarks and service marks, whether registered and/or in use or not, including registrations and applications therefore, defined as intellectual or industrial property under Applicable Law or international treaties.

“Judgments” means, with respect to any Person, any judgment, order or decree of any Governmental Authority or arbitration tribunal applicable to such Person or any of its Subsidiaries or any of their respective properties or assets.

“Key Employees” shall have the meaning set forth in Section 3.22(a).

“Knowledge” means, with respect to any Person, such Person’s actual knowledge to a particular fact. For purposes hereof, “Knowledge of the Company” shall mean the actual knowledge of the individuals listed in Exhibit “K”, having taken due and appropriate inquiries.

“Labor Laws” means all Applicable Laws governing or concerning labor relations, unions and collective bargaining, terms and conditions of employment, employment discrimination, harassment, wages, hours or occupational safety and health, including the Federal Labor Law of Mexico (Ley Federal del Trabajo), the Social Security Act of Mexico (Ley del Seguro Social) and the National Housing Fund Law

(Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores), as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto.

“Leased Property” shall have the meaning set forth in Section 3.12.

“Lien” means any lien, pledge, mortgage, trust, option, right of first refusal or right of first offer, charge, transfer restriction, voting restriction, encumbrance or security interest.

“Losses” means any direct damage (daño) or loss (perjuicio) in accordance with Applicable Law, including any expense (including reasonable attorney’s fees) so determined, that is suffered or incurred by any Purchaser Indemnitee or any Seller Indemnitee, as applicable.

“Material Adverse Effect” means any change, event, state of facts, circumstance, condition, or effect that results, or would reasonably be expected to result, in a material and significant Loss or detriment to the condition (financial or otherwise), results of operations, properties, assets, relationships with suppliers or business of the Target Companies taken as a whole, other than changes, events or effects due to (i) general economic, political or market conditions, (ii) matters generally affecting the industries or market sectors in which the Target Companies operate, (iii) the announcement of the transactions contemplated by this agreement (including any impact of the transactions contemplated by this Agreement on the relationships with customers or employees), (iv) changes in Applicable Law or the interpretation thereof, (v) changes in Mexican GAAP or the interpretation thereof by any applicable regulatory body, and (vi) acts of war or terrorism.

“Material Contracts” shall have the meaning set forth in Section 3.14(a).

“Mexican GAAP” shall mean, the Normas de Información Financiera (formerly, the Mexican generally accepted accounting principles) issued, from time to time, by the Mexican Financial Reporting Standard Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera A.C.), consistently applied.

“Mexico” shall have the meaning set forth in the Preamble to this Agreement.

“Net Working Capital” means, at any given date of calculation, with respect to the Company on a consolidated basis, the result of (i) its current assets (activo circulante) (excluding Cash) minus (ii) its current liabilities (pasivo a corto plazo) (excluding Indebtedness), in each case determined in accordance with the Accounting Principles and taking into account the line items and methodology set forth in Exhibit “L”.

“Notice of Disagreement” shall have the meaning set forth in Section 2.5(c).

“Permits” means all notifications, licenses, permits, franchises, certificates, authorizations, concessions, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Authority.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, asociación en participación, trust, unincorporated organization or Governmental Authority.

“Pesos” or “MXN” means the lawful currency of Mexico.

“Piedras Negras Plant” means the industrial facility located at Privada Aldama No. 113, Fraccionamiento Las Fuentes, 26010, Piedras Negras, Coahuila, Mexico.

“Pre-Closing Tax Period” shall mean all taxable periods (or portions thereof) ending on or before the Business Day immediately preceding the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period ending on the Business Day immediately preceding the Closing Date.

“Purchased Debt” shall have the meaning set forth in the Recitals of this Agreement.

“Purchased Debt Purchase Price” shall have the meaning set forth in Section 2.2.

“Purchasers” and “Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“Purchasers Indemnitees” shall have the meaning set forth in Section 10.1.

“Purchasers Statement” shall have the meaning set forth in Section 2.5.

“Real Property” means the real property owned or co-owned, of record, by any of the Target Companies, together with all easements and other rights and interests appurtenant thereto and together with all improvements thereon. To avoid any confusion, the Industrial Plants are part of the Real Property.

“Reasonably Likely” means having the character of being more probable than not, based in reason or experience.

“Reference Net Working Capital” shall mean MXN$680,000,000.00 (six hundred and eighty million Pesos 00/100).

“Related Party Transaction” means any transaction, relationship or contract (written or oral), whether actual, contingent or otherwise, by and among any Target Company, on the one hand, and any of the Sellers or their Affiliates, on the other hand (except for any agreements entered into by and between the Target Companies).

“Release” means any release, spill, emission, effluent, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, ground water and surface or subsurface strata) or into or out of any property.

“Representatives” means, with respect to any Person, its respective shareholders, general partners, limited partners, officers, directors, employees, agents, advisors and Affiliates.

“Restricted Period” shall mean the shorter of (a) the applicable survival period in accordance with Article X hereof, or (b) the term of the Credit Agreement.

“Review Period” shall have the meaning set forth in Section 2.5.

“Sanctioned Person” means at any time: (a) any person or entity listed on any Sanctions-related list of designated or blocked persons; (b) any person resident in, or entity organized under the laws of, a country or territory that is the subject of comprehensive Sanctions (including without limitation Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region); or (c) any person or entity majority-owned or controlled or acting on behalf of any of the foregoing.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by: (a) the European Union and implemented by its member States; (b) the United Nations Security Council; (c) Her Majesty’s Treasury of the United Kingdom; or (d) the U.S. government, including those administered by the U.S. Treasury, Office of Foreign Assets Control.

“Sanitary License” shall mean each license, marketing authorization (registro sanitario), dossier, permit or certificate issued to any of the Target Companies by the COFEPRIS or any other Governmental Authority in Mexico which is required by Applicable Law to manufacture, prepare, warehouse and commercialize medications and raw materials for the production thereof.

“Sellers” and “Seller” shall have the meaning set forth in the Preamble to this Agreement.

“Sellers Indemnitees” shall have the meaning set forth in Section 10.2.

“Shares” shall have the meaning set forth in the Recitals of this Agreement.

“Shares Closing Payment” shall have the meaning set forth in Section 2.2.

“Shares Purchase Price” shall have the meaning set forth in Section 2.2.

“Specific Indemnity” shall mean any Losses suffered in connection with any of the following (i) the lawsuit filed before the competent authority (Juez Quincuagésimo Noveno de lo Civil en la Ciudad de México) with file number 218/2016 by Norma Barrenechea Nava, as plaintiff and Serral, S.A. de C.V. as defendant, (ii) the lawsuit filed before the labor authority of Piedras Negras with file number 154/2002, between Elvia Raquel Gomez Peña as plaintiff and Rio Manufacturero Rio Grande, S.A. de C.V. as defendant; and (iii) the lawsuit filed before the labor authority of Mexico City with file number 1742/2013, between Anayely Velasco Sosa as plaintiff and Somar Humana, S.A. de C.V. as defendant.

“Specific Representations” shall mean, collectively, the representations and warranties contained in Sections 3.1 (Organization and Standing), 3.2 (Authority; Execution), 3.3. (Representative’s Authority), 3.4 (Capital Stock of the Target Companies), 3.29 (Brokers), 4.1 (Organization and Standing), 4.2 (Authority; Execution), 4.3. (Representative’s Authority), 4.4 (Ownership of Shares and Purchased Debt), 5.1 (Organization and Standing), 5.2 (Authority; Execution), and 5.3. (Representative’s Authority).

“Statute Representations” shall mean, collectively, the representations and warranties contained in Sections 3.1 (Organization and Standing), 3.2 (Authority; Execution), 3.3. (Representative’s Authority), 3.4 (Capital Stock of the Target Companies), 3.13 (Environmental Matters), 3.21 (Tax Matters), 3.26 (Related Party Transactions), 3.29 (Brokers), 4.1 (Organization and Standing), 4.2 (Authority; Execution), 4.3. (Representative’s Authority), 4.4 (Ownership of Shares and Purchased Debt), 5.1 (Organization and Standing), 5.2 (Authority; Execution), and 5.3. (Representative’s Authority).

“Straddle Period” shall mean a taxable period that begins on or before the Business Day immediately preceding the Closing Date and ends after the Business Day immediately preceding the Closing Date.

“Straddle Period Return” shall have the meaning set forth in Section 7.6.

“Subsidiary” means, with respect to any Person, any corporation or other organization of which more than 50% (fifty percent) of either the voting equity interest in, or the voting control of, such corporation or other organization is, directly or indirectly, through Subsidiaries or otherwise, beneficially owned by such Person.

“Supplemental Disclosure Standards” shall have the meaning set forth in Section 7.5(a).

“Target Companies” means the Company and the Company Subsidiaries.

“Target Company Intellectual Property” means any Intellectual Property that is owned by, or licensed to, whether registered or not, the Target Companies and is used in and is material to the Business as presently conducted.

“Tax” or “Taxes” means any and all taxes (impuestos), social security contributions (aportaciones de seguridad social), duties (including import) (derechos), contributions (contribuciones), and tariffs (aranceles) and other charges deemed as such under Applicable Law imposed by any Governmental Authority, including with respect to income (impuesto sobre la renta), assets (impuesto al activo), flat taxes (impuesto empresarial a tasa única), real property (including impuesto predial and contribuciones de mejoras), withholding taxes (retenciones) and value added tax (Impuesto al Valor Agregado), including in each case any charges, interest, surcharges, additions or penalties imposed by any Governmental Authority in connection therewith.

“Tax Return” or “Tax Returns” means all returns, declarations, reports, estimates, information returns and statements, including any amendments of, or related or supporting information with respect to, any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes or any other informative return filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority exercising tax regulatory authority or otherwise having the authority to impose or assess Taxes.

“Termination Date” means December 31, 2017.

“Third Party Claim” shall have the meaning set forth in Section 10.5(a).

“Total Purchase Price” means the Shares Purchase Price plus the Purchased Debt Purchase Price.

“Transaction” means the transactions contemplated hereby.

“Transaction Confidential Information” means all information and documentation concerning this Agreement, the Ancillary Transaction Agreements,

the Transaction (including the proposed and definitive terms of the Transaction, the fact that any discussions or negotiations are taking place among the parties and their respective Representatives, or the status of such discussions or negotiations).

“Valle Plant” means the industrial facility located at Adolfo Prieto 1009, Col. del Valle, 03100, Mexico City, Mexico

Exhibit “B”
to the Purchase Agreement

Sellers’ Shares

Seller	Company
Endo Luxembourg Finance Company I SARL	- 1 share in Grupo Farmacéutico Somar, S.A.P.I. de C.V.
Endo Global Finance LLC	- 1 share in Laboratorios Serral S.A. de C.V. - 1 share in Somar Humana, S.A. de C.V. - 1 share in Lakeside Salud Humana, S.A. de C.V. - 1 share in Serral, S.A. de C.V.
Endo Somar Holdings BV	- 11,648,539 shares in Grupo Farmacéutico Somar, S.A.P.I. de C.V.

Exhibit “C”
to the Purchase Agreement

Shares Closing Payment Calculation Example

Assuming that as of the Closing Date, as defined in Sellers Closing Statement:

(i)	The Company has MXN$35,000,000.00 (thirty five million Pesos 00/100) of Cash (“Estimated Cash”).

(ii)
Assuming the sum of the items (a) through (d) in the definition of Indebtedness equals to MXN$5,000,000.00 (five million Pesos 00/100), then total Indebtedness would be MXN$35,000,000.00 (thirty five million Pesos 00/100) (“Estimated Indebtedness”).

(iii)
The Estimated Net Working Capital (as determined in accordance with Exhibit “L”) is MXN$604,000,000.00 (six hundred and four million Pesos 00/100), which is MXN$76,000,000.00 (seventy six million Pesos 00/100) less than the Reference Net Working Capital.

(iv)	The Purchased Debt Purchase Price is equal to MXN$300,000,000.00 (three hundred million Pesos 00/100).

(v)	The exchange rate on the date of the Closing Statement is equal to MXN$18.0000 (eighteen Pesos 00/100) per dollar.

Then, the Shares Closing Payment shall be determined as follows:

Base Price	US$124,000,000.00
(plus) Estimated Cash	+ 1,944,444.44 (=MXN$35,000,000.00 ÷ 18.0000)
(minus) Estimated Indebtedness	- 1,944,444.44 (=MXN$35,000,000.00 ÷ 18.0000)
(minus) Amount by which Reference Net Working Capital exceeds Estimated Net Working Capital	- 4,222,222.22 (=MXN$76,000,000.00 ÷ 18.0000)
(plus) Amount by which Estimated Net Working Capital exceeds Reference Net Working capital	N/A
(minus) Purchased Debt Purchase Price	- 16,666,666.67 (=MXN$300,000,000.00 ÷ 18.0000)
Shares Closing Payment	US$103,111,111.11

Exhibit “D”
to the Purchase Agreement

Example Calculation of Adjustment Amount

				[MXN$/US$]
	Estimated	Final	Difference	Exchange
$ thousand	MXN$	MXN$	MXN$	Rate [a]	USD$

Cash	156,905	150,000	(6,905)	17.9310	(385)

Indebtedness	35,000	30,000	5,000	17.9310	279

Net Working Capital	686,621	675,000	(11,621)	17.9310	(648)

Adjustment Amount			(13,526)		(754)

Threshold					25

Due to (from) Seller					(754)

[a]
For the avoidance of doubt, the exchange rate applied in this example is only intended for illustrative purposes. The actual exchange rate to be applied for purposes of calculating the Adjustment Amount shall be determined in accordance with Section 2.5(a) of the Stock Purchase Agreement.

Exhibit “E”
To the Purchase Agreement

Option Exercise Statement

Pursuant to section 7.6(a) “Tax Matters” of this Purchase Agreement, I, _____________, acting as the legal representative of _____________ (hereinafter the “Principal”), state that the Principal elects to pay any income Taxes derived from the transfer of the stock of Grupo Farmacéutico Somar, S.A.P.I. de C.V. to the Purchasers on the net gain, per the election provided under article 161 of the Mexican Income Tax Statute, or any successor provision thereto.

For such purposes, the Principal delivers this Statement to the Purchasers on this [_____], 2017.

The Principal further states that it has met and will timely meet all legal requirements provided by the Mexican Income Tax Statute for the election referred to in the previous paragraph to be valid.

By: ____________________

Name: [__________]

Title: [__________]

Exhibit “F”
to the Purchase Agreement

Termination of Employees

Gabriel Figueroa Pérez.
Gustavo Enrique Ordoñez Puig.

Exhibit “G”
to the Purchase Agreement

Equity Commitment Letter

(Please see attached)

EQUITY COMMITMENT LETTER
June 30, 2017
AI Global Investments (Netherlands) PCC Limited
Herengracht 450
1017 CA Amsterdam
Dear Ladies and Gentlemen:
Reference is hereby made in this letter agreement (the “Letter”) to that certain Purchase Agreement (the “Agreement”), to be entered into/dated as of the date hereof, by and among AI Global Investments (Netherlands) PCC Limited, a protected cell company limited by shares duly organized and validly existing under the laws of the Island of Guernsey, acting for and on behalf of the Soar Cell (the “Purchaser”) and the other parties signatory thereto, regarding the direct or indirect acquisition by the Purchaser of the Shares and the Purchased Debt in Grupo Farmacéutico Somar, S.A.P.I. de C.V., a corporation duly organized and validly existing under the laws of Mexico (the “Company”), and the other transactions contemplated under the Agreement (collectively, the “Transactions”). Reference is also hereby made to: the funds listed in Schedule A to this Letter (each an “Investor” and collectively, the “Investors”); the amount set forth opposite the name of each Investor in Schedule A to this Letter (each a “Commitment Amount”); the percentage set forth opposite the name of each Investor in Schedule A to this Letter (each a “Commitment Percentage”). Unless otherwise specified, capitalized terms used but not defined in this Letter shall have the respective meanings given to them in the Agreement.
1.Equity Commitment. Subject to the provisions of Section 2 below and the Purchaser’s acceptance of this Letter, each Investor irrevocably severally (but not jointly or jointly and severally) commits, in respect of itself only, to provide to the Purchaser on or before the Closing, by way of direct and/or indirect contributions, including, without limitation, in the form of ordinary equity shares, preference shares, subordinated or non-subordinated shareholder loans, preferred equity certificates or in such other form as such Investor deems appropriate, an amount of cash equal to the lesser of (i) such Investor’s Commitment Percentage of the Purchaser’s Payment Obligations (as defined below) and (ii) such Investor’s Commitment Amount. Such amounts, when paid to the Purchaser, will be used by the Purchaser to satisfy the Purchaser’s payment obligations if and when due to be paid pursuant to the Agreement (the “Payment Obligations”).
2.Condition. Each Investor’s obligation in Section 1 above (each, an “Equity Commitment”) is subject to: (a) the valid execution of the Agreement by all parties to the Agreement; (b) the satisfaction of the conditions to the Purchaser’s Payment Obligations to be satisfied prior to the Closing as set out in Article VIII of the Agreement; and (c) no party having terminated the Agreement in accordance with its terms.
3.Termination. Each Investor’s Equity Commitment shall terminate immediately and be of no further force and effect, and neither the Purchaser nor any other person or entity shall have any recourse against such Investor hereunder, upon the earliest of (a) the consummation of the Closing, (b) the termination of the Agreement in accordance with its terms and (c) the funding in full by such Investor of its Equity Commitment pursuant hereto.
4.Limitation on Liability of Related Persons; Investor Recourse.
(a)Notwithstanding anything that may be expressed or implied in this Letter, the Purchaser, by its acceptance of the benefits of this Letter, acknowledges and agrees that:

(i) except for the obligation of each Investor to pay its Equity Commitment under Section 1 of this Letter, no recourse hereunder or under any documents or instrument delivered in connection herewith, may be had against any Investor; (ii) no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any past, present or future officer, agent or employee of any Investor, any direct or indirect holder of any equity interests or securities of any Investor (whether such holder is a limited or general partner, member, manager, stockholder or otherwise), any controlling person or affiliate of any Investor, or any direct or indirect director, officer, employee, partner, affiliate, member, manager, controlling person, agent or representative of any of the foregoing (any such person or entity, a “Related Person” and collectively, “Related Persons”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law; and (iii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Related Person under this Letter or any document or instrument delivered in connection herewith or with the Transactions or for any claim based on, in respect of, or by reason of such obligations or by their creation (“Claims”). The Purchaser acknowledges that the agreements contained in this Section 4(a) are an integral part of the transactions contemplated by this Letter, and that without these agreements, the Investors would not enter into this Letter. Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable law, the Purchaser hereby (x) waives, releases and disclaims any and all Claims against all Related Persons, including, without limitation, any Claims to avoid or disregard the entity form of any Investor or otherwise seek to impose any liability arising out of, relating to or in connection with a Claim on any Related Person, whether a Claim granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (y) disclaims any reliance upon any Related Person with respect to the performance of this Letter or any representation or warranty made in, in connection with, or as an inducement to this Letter.
(b)The terms of this Letter set out the entire commitment of the Investors to the Purchaser in connection with the Transactions and under no circumstances shall the Investors assume or guarantee, or be deemed to have assumed or guaranteed, any of the obligations or liabilities of the Purchaser under the Agreement or otherwise, or any obligations or liabilities of any person or entity whatsoever. The obligations of the Investors under this Letter are several and accordingly no Investor will be under any obligation to contribute, or cause there to be contributed, pursuant to this Letter, or otherwise have any obligation or liability under this Letter for, an amount in excess of such Investor’s Equity Commitment. The liability of each Investor to any person arising hereunder or in any way related hereto shall be limited to the amount of its Equity Commitment.
(c)This Letter shall be binding on the Investors for the sole benefit of the Purchaser, and shall not be relied upon, nor create any right or any benefit whatsoever in favor of any third party, and no person or entity (including the Purchaser’s creditors) other than the Purchaser shall have any right to enforce this Letter or to cause the Purchaser to enforce this Letter.
5.Assignment. This Letter and the benefits hereof may not be assigned by the Purchaser or the Investors or otherwise transferred to any other person or entity without the prior written consent of the other parties, provided, however, that without the prior consent of the other parties (i) an Investor may assign and transfer any or all of its rights and obligations to another private equity fund with sufficient undrawn commitments from its investors to allow it to meet the obligations assumed by it pursuant to such assignment and transfer and which is managed or advised by an affiliate of such Investor, whereupon such Investor shall be released from its

2

obligations contained herein to the extent assigned and transferred and that (ii) the Purchaser may assign any or all of its rights and obligations hereunder to any of its Affiliates, whereupon the Purchaser shall be released from its obligations contained herein to the extent assigned and transferred.
6.Confidentiality. This Letter shall be treated by the Purchaser as strictly confidential and is being provided to the Purchaser solely in connection with the Transactions and, subject to any disclosure required by law, the Purchaser shall not use, circulate, quote or otherwise refer to this Letter in any document or otherwise distribute to any person without the prior written consent of the Investors. Notwithstanding the foregoing, this Letter may be provided to: (a) potential and actual financing sources and co-investors for the Transactions; (b) employees or advisers of the Purchaser; and (c) as necessary in connection with the Transactions; provided that, in each case, the Purchaser shall direct such parties and such parties shall agree to treat this Letter as strictly confidential in accordance with (and Purchaser shall be responsible for any disclosure or use of this Letter by such parties in violation of) this Section 6.
7.Miscellaneous.
(a)Limited Liability. Each of the parties to this Letter hereby acknowledges that the limited partners in the Investors have limited liability (for the purposes of this Letter and otherwise) and, in addition to any other limitation of liability set forth in this Letter, each party hereby agrees that the liability of the limited partners in any party that is constituted as a limited partnership shall be limited in accordance with the law of the jurisdiction in which that limited partnership is registered or otherwise constituted.
(b)Governing Law. This Letter (including, without limitation, the validity, construction, effect or performance hereof, and any remedies hereunder or related hereto) and all Claims shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.
(c)Jurisdiction. Any legal action, suit or proceeding arising out of or relating to this Letter or the transactions contemplated hereby shall be heard and determined exclusively in the courts of the State of New York, or in the federal courts of the United States of America located in the New York, and each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.
(d)Forum. Each party hereto waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Letter or the transactions contemplated hereby may not be enforced in or by such courts.
(e)Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Letter is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action directly or indirectly arising out of or relating to this Letter or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (ii) such party has

3

considered and understands the implications of this waiver, (iii) such party makes this waiver voluntarily and (iv) such party has been induced to enter into this Letter by, among other things, the mutual waivers and certifications in this Section 7(e).
(f)Amendment. This Letter may not be amended or otherwise modified except by an instrument in writing signed by each of the parties hereto.
(g)Entire Agreement. This Letter and the Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among the parties hereto. All parties hereto acknowledge that each party and its counsel have participated in the drafting and negotiation of this Letter and that any rules of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Letter.
(h)Severability. Any term or provision of this Letter that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
(i)Counterparts. This Letter may be executed and delivered (including by facsimile transmission or other electronic means) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[The remainder of this page is left blank intentionally.]

4

Very truly yours,
Advent Latin American Private Equity Fund VI Limited Partnership
Advent Latin American Private Equity Fund VI-A Limited Partnership
Advent Latin American Private Equity Fund VI-B Limited Partnership
Advent Latin American Private Equity Fund VI-C Limited Partnership
Advent Latin American Private Equity Fund VI-D Limited Partnership
Advent Latin American Private Equity Fund VI-E Limited Partnership
Advent Latin American Private Equity Fund VI-F Limited Partnership
Advent Latin American Private Equity Fund VI-G Limited Partnership
Advent Latin American Private Equity Fund VI-H Limited Partnership

By:    LAPEF VI GP Limited Partnership, General Partner
By:    Advent International LAPEF VI, LLC, General Partner
By:    Advent International Corporation, Manager

By:	/s/ James Westra
James Westra
Managing Partner, Chief Legal Officer, and General Counsel

Advent Partners LAPEF VI Limited Partnership
Advent Partners LAPEF VI-A Limited Partnership

By:    Advent International LAPEF VI, LLC, General Partner
By:    Advent International Corporation, Manager

By:	/s/ James Westra
James Westra
Managing Partner, Chief Legal Officer, and General Counsel

[EQUITY COMMITMENT LETTER SIGNATURE PAGE]

Accepted and agreed as of the date first above written:
AI Global Investments (Netherlands)
PCC Limited, acting for and on behalf of the
Soar Cell

By:	/s/ D.C. Kulk
Name:	Europe Management Company B.V.
Title:	Director A
Represented by:	D.C. Kulk
Title:	Attorney-in-fact A

By:	/s/ N.A. Riedstra
Name:	Europe Management Company B.V.
Title:	Director A
Represented by:	N.A. Riedstra
Title:	Attorney-in-fact B

By:	/s/ L.A.P. Mulder
Name:	L.A.P Mulder
Title:	Director B

[EQUITY COMMITMENT LETTER SIGNATURE PAGE]

SCHEDULE A

Investor	Equity Commitment Amount (US Dollars)	Equity Commitment Percentage
Advent Latin American Private Equity Fund VI Limited Partnership	$24,160,408	19.4842%
Advent Latin American Private Equity Fund VI-A Limited Partnership	$1,156,300	0.9325%
Advent Latin American Private Equity Fund VI-B Limited Partnership	$10,678,136	8.6114%
Advent Latin American Private Equity Fund VI-C Limited Partnership	$11,851,796	9.5579%
Advent Latin American Private Equity Fund VI-D Limited Partnership	$12,175,560	9.8190%
Advent Latin American Private Equity Fund VI-E Limited Partnership	$4,914,120	3.9630%
Advent Latin American Private Equity Fund VI-F Limited Partnership	$4,336,032	3.4968%
Advent Latin American Private Equity Fund VI-G Limited Partnership	$27,750,580	22.3795%
Advent Latin American Private Equity Fund VI-H Limited Partnership	$24,385,840	19.6660%
Advent Partners LAPEF VI Limited Partnership	$2,530,468	2.0407%
Advent Partners LAPEF VI-A Limited Partnership	$60,760	0.0490%
Total	$124,000,000	100.00%

Schedule A

Exhibit “H”
to the Purchase Agreement
Form of Assignment Agreement
ASSIGNMENT AGREEMENT (THE “AGREEMENT”) ENTERED INTO BY AND BETWEEN AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LIMITED, ACTING FOR AND ON BEHALF OF THE SOAR CELL, HEREINAFTER REFERRED TO AS THE “ASSIGNOR” AND [INSERTAR NOMBRE DEL CESIONARIO], HEREINAFTER REFERRED TO AS THE “ASSIGNEE”, WITH THE APPEARANCE OF ENDO SOMAR HOLDINGS B.V., ENDO LUXEMBOURG FINANCE COMPANY I S.A.R.L., ENDO GLOBAL FINANCE LLC, AND ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., HEREINAFTER REFERRED TO AS THE “SELLERS” AND JOINTLY HEREINAFTER REFERRED TO AS THE “PARTIES” OR INDIVIDUALLY THE “PARTY”, PURSUANT TO THE FOLLOWING RECITALS AND CLAUSES:
RECITALS

I.	Assignor, recites through its legal representative, that:

a)
The PCC, acting on behalf of the Soar Cell is a protected cell company limited by shares, duly organized and validly existing under the laws of the Island of Guernsey and the Soar Cell is a duly established protected cell of the PCC and the PCC, acting on behalf of the Soar Cell, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

b)
The representative of the PCC, acting on behalf of the Soar Cell, has the necessary power and authority to execute this Agreement on its behalf, which powers and authorities have not been modified, limited or revoked in any manner as of the date hereof.

c)
It is the sole and legitimate holder of the rights and obligations derived from the purchase agreement entered into on June 30, 2017 by and among, the Assignor, the Sellers and Grupo Farmaceutico Somar, S.A.P.I. de C.V. (the (“Purchase Agreement”).

d)	Subject to the terms and conditions set forth herein, it desires to assign and convey its rights and obligations in respect of the Purchase Agreement in favor of the Assignee.

II.	Assignee, recites through its legal representative, that:

a)
The Assignee is duly organized and validly existing under the laws of [____], and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform all of its obligations.

b)
The representative of the Assignee has the necessary power and authority to execute this Agreement on its behalf, which powers and authorities have not been modified, limited or revoked in any manner as of the date hereof.

c)	Subject to the terms and conditions set forth herein, it desires to accept from the Assignor the assignment of the rights and obligations of the Assignor under the Purchase Agreement.

Now, therefore in consideration of the foregoing recitals, the Parties agree to the following:

CLAUSES

FIRST.        Assignment. Pursuant to what is set forth in this Agreement, the Assignor assigns and conveys its rights and obligations, as Purchaser, under the Purchase Agreement, irrevocably, exclusively and definitely on behalf of the Assignee, which are free of any lien, encumbrance, option, ownership limitation or preemptive rights of any nature.

The Assignee hereby accepts and receives, irrevocably, exclusively and definitely from the Assignor the assignment of rights and obligations of the Assignor, as Purchaser, under the Purchase Agreement. As a result , the Assignee shall become a party to the Purchase Agreement in its capacity as Purchaser, and it expressly agrees to become bound by, and shall benefit from, any and all of the rights, and shall assume, any and all obligations in such capacity. For all intents and purposes of the Purchase Agreement, all Parties thereto acknowledge and agree that the Assignee become a party to the Purchase Agreement and that it is to be deemed as a “Purchaser” thereunder.

SECOND. Assignment Notice. Pursuant to Article 2038 of the Federal Civil Code, the Sellers hereby accept and consider itself as notified of the assignment of the rights and obligations of the Assignor under the Purchase Agreement, so acknowledges and accepts that the payment obligation of Purchaser under the Purchase Agreement shall be exclusively fulfilled by the Assignee.

THIRD.    Representations under the Purchase Agreement. The Assignee hereby makes, and at Closing (as defined in the Purchase Agreement) shall make the representations set forth in Article V of the Purchase Agreement that relate to the Assignor in respect of itself; provided that such representations shall be deemed amended to reflect the jurisdiction of incorporation of the Assignee and its corporate form. Therefore, references to “PCC, acting on behalf of the Soar Cell”, shall be deemed made to the Assignee.

FOURTH.    Notices. Any notices, request, warning, claim, action or any other communication related to this Agreement, shall be in writing and shall be delivered in person or mailed by certified mail or e-mail, to the following addresses:

Assignor:
[______________]

Assignee:
[______________]

Sellers:
[_____________]

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292866

FIFTH.    Amendments. Any amendment or release to the terms and conditions of this Agreement will be valid unless being in writing and executed by all the Parties; and even then, such amendment or release will only be valid for the specific case for which it has been granted.

SIXTH.    Severability. Nullity, invalidity, illegality or defect in any of the provisions of this Agreement will only affect that provision, and therefore will not affect the other provisions herein agreed, which same that will retain their binding force.

SEVENTH.    Headings. The headings in this Agreement are for convenience of reference only and do not limit or otherwise affect the terms and conditions of this Agreement.

EIGHTH.    Applicable Law. This Agreement shall be governed and interpreted by the laws of the United Mexican States. For any matter related to the interpretation and application of this Agreement, the parties submit to the jurisdiction of the courts of Mexico City, expressly waiving any other jurisdiction that may correspond by reason of their domiciles or futures or any other cause.

NINTH.    Entire Agreement. This Agreement constitutes the entire agreement existed between the parties regarding the subject matter hereof, and supersedes all prior negotiations, agreements and / or contracts carried out prior to or simultaneously with their signature.

[Signature page continues]

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292866

Exhibit “I”
to the Purchase Agreement

Accounting Principles

Except for the practices, policies and methodologies for the specific accounts noted herein, Cash, Indebtedness and Net Working Capital shall be calculated in accordance with Mexican GAAP applied in a manner consistent with the principles, past practices, policies, judgments and methodologies used in the preparation of the Financial Statements. If an item exists at the close of business on the Closing Date which did not exist in the Financial Statements, then it shall be calculated in accordance with Mexican GAAP.

▪	Net Working Capital shall be presented in a manner consistent with Exhibit “L” to the Purchase Agreement.

▪
All balance sheet amounts shall be calculated on the basis that the Company is a going concern and shall exclude the effect of change of control or ownership of the Company and will not take into account the effects of any post-Closing reorganizations or the post-Closing intentions or obligations of the Purchaser.

▪
The provisions of this Exhibit “I” shall be interpreted so as to avoid double counting (whether positive or negative) of any item to be included in the calculation of Cash, Indebtedness or Net Working Capital.

▪	For the purposes of the calculation of Cash, Indebtedness and Net Working Capital, the end of business on the Closing Date shall be treated as the end of a financial and tax accounting period.

▪	No value shall be attributed to any non-current assets or non-current liabilities for purposes of calculating Net Working Capital.

▪
Cash, Indebtedness and Net Working Capital shall be calculated on a consolidated basis including all Target Companies. Adjustments will be made to eliminate the cost of investment in subsidiaries and to reconcile and eliminate any profit on transactions between Target Companies.

▪	For the avoidance of doubt, no value shall be attributed to the Purchased Debt for purposes of calculating Cash, Indebtedness or Net Working Capital.

▪
All payables due to the Sellers except for the Purchased Debt, and all receivables due from the Sellers, shall be settled as of the close of business on the Closing Date and, therefore, shall not be included in the calculation of Cash, Indebtedness or Net Working Capital. To the extent any such balances remain, they shall, except for the Purchased Debt, be included as current liabilities or current assets, as the case may be, for purposes of calculating Net Working Capital.

▪	No value shall be attributed to deferred tax assets or deferred tax liabilities for purposes of calculating Net Working Capital.

▪	Current income tax receivables shall be included as current assets and current income tax payables shall be included as current liabilities for purposes of calculating Net Working Capital.

▪
Net Working Capital shall include a liability for any Sellers’ transaction costs (including professional adviser fees, special retention and transaction bonuses) to the extent unpaid and payable by the Target Companies as of the close of business on the Closing Date.

▪	No value shall be attributed to statutory severance and seniority liabilities for purposes of calculating Cash, Indebtedness or Net Working Capital.

▪	No value shall be attributed to the “Lavandería” litigation matter for purposes of calculating Cash, Indebtedness or Net Working Capital.

Exhibit “J”
to Purchase Agreement

Form of Assignment of Purchased Debt

ASSIGNMENT AND ASSUMPTION AGREEMENT, DATED AS OF [•], (“AGREEMENT”), ENTERED INTO BY AND BETWEEN ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L., HEREIN REPRESENTED BY [•] (THE “ASSIGNOR”), AND [THE PURCHASERS], HEREIN REPRESENTED BY [•] (THE “ASSIGNEE”) (COLLECTIVELY WITH THE ASSIGNOR, THE “PARTIES”) IN ACCORDANCE WITH THE FOLLOWING RECITALS, REPRESENTATIONS AND CLAUSES:

RECITALS

I.
On January 20, 2016, Serral, S.A. de C.V. (“Serral”), in its capacity as borrower entered into a Loan Agreement with Endo Ventures Limited (“Endo Ventures”), in its capacity as lender, by means of which Serral borrowed an amount of MXN$514,996,800.00 from Endo Ventures (the “Binotal Loan Agreement”).

II.
On June 29, 2016, Endo Ventures, in its capacity as assignor, assigned the rights and obligations derived from the Binotal Loan Agreement to Endo Ventures Cyprus Limited (“Endo Cyprus”), in its capacity as assignee.

III.
On June 29, 2016, Endo Cyprus, in its capacity as assignor, assigned the rights and obligations derived from the Binotal Loan Agreement to Endo Ventures Bermuda Limited (“Endo Bermuda”), in its capacity as assignee.

IV.	On June 29, 2016, Endo Bermuda, in its capacity as assignor, assigned the rights and obligations derived from the Binotal Loan Agreement to the Assignor, in its capacity of assignee.

V.
On June 30, 2017, the Assignor and certain of its affiliates, entered into a Stock Purchase Agreement, as sellers, by means of which, among others, the Assignor agreed to assign its rights, title, benefit and interest in respect of the Binotal Loan Agreement to the Purchasers.

REPRESENTATIONS

I.	The Assignor represents, through its legal representative, that:

(a)	It is a company duly incorporated and validly existing under the laws of the Luxembourg.

(b)
Its legal representative has all necessary powers and authorities to enter into this Agreement on its name and behalf, and which powers and authorities have not been revoked, limited or modified in any way whatsoever.

(c)	It has all the necessary authorizations and consents to carry out this Agreement.

(d)	It is its intention to enter into this Agreement.

II.	The Assignee represents, through its legal representative, that:

(a)	It is a company duly incorporated and validly existing under the laws of [•].

(b)
Its legal representative has all necessary powers and authorities to enter into this Agreement on its name and behalf, and which powers and authorities have not been revoked, limited or modified in any way whatsoever.

(c)	It is its intention to enter into this Agreement.

NOW THEREFORE, the Parties hereto hereby agree as follows:

CLAUSES

FIRST.- Effectiveness. This Agreement shall become effective as of the date set forth in the preamble (the “Effective Date”).

Each party shall, at its own expense, at all times from the Effective Date, do all things as may be required to give full effect to this Agreement, including but not limited to, the execution of all documents arising from this Agreement.

SECOND.- Assignment. In consideration for the mutual promises contained herein, the Assignor irrevocably and unconditionally assigns, conveys and transfers to the Assignee and the Assignee hereby accepts for all legal effects, the rights, obligations, powers, interests and benefits of access and use derived from the Binotal Loan Agreement as of the Effective Date.

Subject to the provisions of the Binotal Loan Agreement, the Assignee may assign or otherwise transfer all or any part of its rights under this Agreement and the Binotal Loan Agreement.

Following the assignment, the Assignor shall no longer hold the benefit of the Binotal Loan Agreement.

THIRD.- Notices. All notices, demands, consents, and reports provided for in this Agreement shall be in writing and shall be given to the other party, by registered air mail,

postage prepaid, or courier, return receipt requested, or facsimile with a confirmation of transmission, at the address set forth below, or at such other address as a party, may hereafter specify in writing:

To the Assignor:
[•]

To the Assignee:
[•]

FOURTH.- Governing Law and Jurisdiction. For the construction, execution, compliance and performance of this Agreement, the Parties expressly subject to [●] law. The [●] courts shall have exclusive jurisdiction to settle any dispute, claim or controversy arising out of or in connection with this Agreement and the Parties hereby waive its right to any other jurisdiction that may correspond to them pursuant to its present or future domiciles or any other reason.

FIFTH.- Counterparts. This Agreement shall be executed in any number of counterparts, all of which shall be deemed one and the same agreement and any party may enter into this Agreement by executing a counterpart.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the Effective Date.

[Signature pages follow]

“ASSIGNOR ”
ENDO LUXEMBOURG FINANCE COMPANY II S.A.R.L.

_______________________________________
BY / POR: [•]
LEGAL REPRESENTATIVE.

[Signature pages of the Assignment and Assumption Agreement]

“ASSIGNEE”
[*]

_______________________________________
BY / POR: [•]
LEGAL REPRESENTATIVE.

[Signature pages of the Assignment and Assumption Agreement]

Exhibit “K”
to the Purchase Agreement

Knowledge of the Company

Name	Position
María Eugenia Ojeda Ortiz	CFO/acting CEO
Carlos Humberto Juárez del Toro	Legal Manager
Marco Antonio Zepeda Orozco	Director of Operations
Roberto Tena Alavez	Director of Development/Regulatory
Marco Antonio Aguilar Curiel	Comptroller
José Luis Rosas Martell	HR Manager
Haydee Neira	Lab. Serral Unit Manager
Ericka Sánchez-Barrales Zavalza*	Director for Lakeside and Advaita
Dr. Jose Antonio Vargas Romero	Chief Medical Officer
Ing. Valentin Ojeda Jaramillo	Manager Del Valle Plant
Ing. Oscar German Castañeda Silva	Manager Chalco Plant
Ing. Hugo Carranza Aguirre	Manager Piedras Negras Plant
Jose Meza Carmona	Tax Manager
Guadalupe Bautista	Regulatory Affairs Manager
Miguel Uribe Meneses	Government Sales Unit Manager

*Subject to her rehiring.

Exhibit “L”
to the Purchase Agreement

Example Statement of Net Working Capital

MXN$ million		As of 12/31/2016
Account Name	Account #
Cash	110-100-000	2
Bank accounts	110-200-000	155
Customer receivables	110-300-000	730
Provision for doubtful accounts	110-310-000	(31)
Officers and employees	110-400-000	-
Expenses	110-401-000	0
Advances to suppliers	110-402-000	8
Interco Cash	110-403-000	0
Other accounts receivable	110-404-000	-
Intercompany receivabes	110-405-000	4
VAT receivable	110-500-000	33
VAT credit	110-600-000	25
Inventory	110-700-000	528
Inventory in transit	110-800-000	0
Inventory in transit	110-810-000	-
Inventory adjustments	110-900-000	-
Prepaid taxes	111-400-000	44
Tax assets	111-500-000	54
Equity investments	111-900-000	1,049
Total current assets, As Reported [A]	119-000-000	2,601

Suppliers	210-100-000	(443)
Suppliers pending	210-101-000	(5)
Other creditors	210-200-000	0
Intercompany payables	210-250-000	(590)
Debt, current	210-300-000	-
Other accounts payable	210-400-000	(65)
VAT Payable	210-500-000	(24)
VAT transferred	210-600-000	(11)
Taxes payable	210-700-000	(76)
Reserves and provisions	210-800-000	(19)
Dividends payable	210-900-000	-
Total current liabilities, As Reported [B]	219-000-000	(1,231)

MXN$ million

Net Working Capital, As Reported [A] + [B]		1,369
Less: Cash	110-100-000	(2)
Less: Bank accounts	110-200-000	(155)
Less: Intercompany receivables	110-405-000	(4)
Less: Profit in inventory	NA	(79)
Less: Equity Investments	111-900-000	(1,049)
Add: Prepaid expenses	130-500-000	5
Add: Intercompany payables	210-250-000	590
Add: Seniority bonus	210-800-001	5
Add: Compensation	210-800-002	6
Net Working Capital, Definitional Adjusted (excl. Sellers’ payables, receivables and transaction costs)		687
Add: Intercompany receivables	110-405-000	4
Less: Intercompany payables	210-250-101	(50)
Less: Intercompany general services payable	210-250-106	(24)
Less: Intercompany interests payable	210-250-191	-
Less: Intercompany retentions	210-250-195	(1)
Less: Unaccrued management retention bonus	NA	(12)
Net Working Capital, Definitional Adjusted		604

Reference Net Working Capital		680

Excess (Shortfall)		(76)